Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Certificates of Author

NI43-101 Technical Report:

Updated Mineral Resource and Reserve Estimates for the

Guanaceví Project, Durango State, Mexico

Report Date:  January 2, 2022

Effective Date:  December 31, 2020

Prepared by:

1130 - 609 Granville Street

Vancouver, B.C., Canada, V7Y 1G5

Endorsed by QP(s):

Dale Mah, P.Geo

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Certificates of Author

Certificate of Qualified Persons

Dale Mah, P.Geo.
Endeavour Silver Corp.
609 Granville St, Suite 1130
Vancouver, British Columbia, Canada, V7Y1G5
Tel: (604) 685-9775

I, Dale Mah, P,Geo, am currently employed as Vice President, Corporate Development with Endeavour Silver Corp. ("Endeavour Silver"), which has its head offices at #1130, 609 Granville Street, Vancouver, BC V7Y 1G5 Canada.

This certificate applies to the technical report titled "NI43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico", that has an effective date of 31 December, 2020 (the "technical report").

I am a member of the Engineers & Geoscientists, British Columbia, and of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. I graduated from the University of Alberta with a Bachelor of Science (Specialization) degree in Geology in 1996.

I have practiced my profession for over 25 years. In this time I have been directly involved in generating and managing exploration activities, and in the collection, supervision and review of geological, mineralization, exploration and drilling data; geological models; sampling, sample preparation, assaying and other resource-estimation related analyses; assessment of quality assurance-quality control data and databases; supervision of mineral resource estimates; project valuation and cash flow modeling.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Guanacevi Project most recently from 24-28 October, 2018. A personal inspection has not been conducted more recently due to the COVID-19 pandemic and travel restrictions imposed by local and foreign governments. However, once it is safe to do so, a physical site visit will take place as soon as practical.

I am responsible for Sections 1 to 27 of the technical report.

I am not independent of Endeavour Silver as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Guanacevi Project since my employment commenced with Endeavour Silver in June 2016.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 2nd day of January, 2022.

"Signed" Dale Mah, P.Geo.

Signature of Qualified Person

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

Table of Contents

1. EXECUTIVE SUMMARY	1

1.1 Introduction	1
1.2 Property Description and Ownership	1
1.3 Geology and Mineralization	1
1.4 Status of Exploration	2
1.5 Development and Operations	2
1.6 Mineral Resource Estimate	2
1.7 Mineral Reserve Estimate	4
1.8 Conclusions and Recommendations	5

2. INTRODUCTION	7

2.1 Issuer and Terms of Reference	7
2.2 Sources of Information	7
2.3 Qualified Persons and Personal Inspection	9
2.4 Units of Measure	9

3. RELIANCE ON OTHER EXPERTS	10

4. PROPERTY DESCRIPTION AND LOCATION	11

4.1 Project Location	11
4.2 Mineral Tenure, Agreements and Encumbrances	14
4.3 Permits and Environmental Liabilities	15

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	16

5.1 Access and Climate	16
5.2 Local Resources and Infrastructure	16
5.3 Physiography	17
5.4 Surface Rights	17

6. HISTORY	18

6.1 Historical Exploration	18
6.2 Historical Production	18
6.2.1 Mining	18
6.2.2 Production	19
6.3 Historical Mineral Resource and Mineral Reserve Estimates	20

7. GEOLOGICAL SETTING AND MINERALIZATION	23

7.1 Regional Geology	23
7.1.1 Guanaceví Formation	23
7.1.2 Lower Volcanic Sequence	24
7.1.3 Upper Volcanic Sequence	24
7.1.4 Structural Setting	26
7.2 Project Geology	27
7.2.1 Local Structure	28
7.2.2 Alteration	28
7.3 Mineralization	28

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

7.3.1 Santa Cruz Vein	29

8. DEPOSIT TYPES	30

9. EXPLORATION	32

9.1 EDR Exploration Prior to 2019	32
9.2 2020 Exploration Activities	32
9.2.1 Sampling Method and Approach	33
9.2.2 2020 Local Field Exploration	33

10. DRILLING	34

10.1 Drilling Procedures	34
10.2 EDR Core Logging Procedures	35
10.3 EDR Drilling Programs and Results	35
10.4 EDR Drilling Programs and Results (2020)	36
10.4.1 El Curso	36

11. SAMPLE PREPARATION, ANALYSES AND SECURITY	42

11.1 Methods	42
11.1.1 Underground Sampling	42
11.1.2 Exploration Sampling	42
11.2 Sample Preparation and Analysis	43
11.2.1 Underground Channel Samples	43
11.2.2 Exploration Drilling	43
11.3 Quality Control / Quality Assurance (QA/QC) program - UPDATE	45
11.3.1 Underground Channel Sample QA/QC	45
11.3.2 Summary of the 2017 to 2019 Surface and Underground Exploration Programs	51
11.3.3 Underground Exploration (2020)	53
11.4 Adequacy of Data	66

12. DATA VERIFICATION	67

12.1 Database Audit	67
12.2 Mechanical Audit	67
12.3 External Data Verification	67
12.4 Adequacy of Data	68

13. MINERAL PROCESSING AND METALLURGICAL TESTING	69

13.1 Metallurgical Testing	69
13.1.1 Mineralogy	69
13.1.2 Flotation	70
13.1.3 Hot cyanide leach	70
13.1.4 Leach tests of exploration samples (Milache)	70
13.2 Process Plant	71
13.3 Comments on Section 13	71

14. MINERAL RESOURCE ESTIMATES	72

14.1 Density	72
14.2 Methodology	72
14.3 Vertical Longitudinal Projection	73

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

14.3.1 Composite Calculations	76
14.3.2 Area and Volume Calculations	76
14.3.3 VLP Mineral Resource Classification	76
14.4 3D Block Model Method	77
14.4.1 Geologic Model	77
14.4.2 Block Model	79
14.4.3 Compositing	81
14.4.4 Capping	82
14.4.5 Variography	85
14.4.6 Estimation Parameters	87
14.4.7 Model Validation	87
14.5 Guanaceví Mineral Resource Statement	94
14.5.1 VLP Mineral Resource Estimate	95
14.5.2 3D Block Model Mineral Resource Estimate	96
14.5.3 Guanaceví Mineral Resource Statement	98

15. MINERAL RESERVE ESTIMATES	99

15.1 CALCULATION PARAMETERS	99
15.1.1 Dilution and Mining Recovery	99
15.1.2 Reconciliation of Mineral Reserves to Production	100
15.2 Mineral Reserves	102
15.3 Reserve Classification	106
15.4 Factors that may affect the Reserve Calculation	107

16. MINING METHODS	108

16.1 Mining Operations	108
16.2 Geotechnical Factors	108
16.3 Mining Method	109
16.4 Mine Production	110

17. RECOVERY METHODS	111

17.1 Production	111
17.2 Mineral Processing	111

18. PROJECT INFRASTRUCTURE	114

18.1 Mine Pumping, Ventilation and Electrical	114

19. MARKET STUDIES AND CONTRACTS	119

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	122

20.1 Environmental and Sustainability	122
20.2 Closure Plan	122
20.3 Permitting	123
20.4 Social and Community Impact	124

21. CAPITAL AND OPERATING COSTS	127

21.1 Capital Costs	127
21.2 Operating Costs	127

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

22. ECONOMIC ANALYSIS	128

23. ADJACENT PROPERTIES	129

24. OTHER RELEVANT DATA AND INFORMATION	130

25. INTERPRETATION AND CONCLUSIONS	131

25.1 December 31, 2020 Mineral Resource Estimate	131
25.2 December 31, 2020 Mineral Reserve Estimate	132
25.3 Conclusions	133

26. RECOMMENDATIONS	134

26.1 Exploration Program	134
26.2 Geology, Block Modeling, Mineral Resources and Reserves	134

27. REFERENCES	136

List of Figures

Figure 4-1 Project Location Map	11
Figure 4-2 Guanaceví Mines Project, Mineral Concessions Map	12
Figure 7-1 Regional Geology Map for the Guanaceví Mining District	25
Figure 7-2 Guanaceví Mines Project Geology Map	27
Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	31
Figures 10-1 & 10-2 Versa drill rig in station for drill holes UCM-27 and UCM-28	37
Figure 10-3 Longitudinal Section (looking NE) showing intersection points on Santa Cruz vein in the El Curso area	40
Figure 10-4 Plan View of the El Curso area	41
Figure 10-5 Schematic Cross Section 8,070N, El Curso	41
Figure 11-1 Production Samples Blank Analysis for Silver	46
Figure 11-2 Production Samples Blank Analysis for Gold	47
Figure 11-3 Silver Pulp Duplicates	48
Figure 11-4 Gold Pulp Duplicates	48
Figure 11-5 Silver Reject Duplicates	49
Figure 11-6 Gold Reject Duplicates	49
Figure 11-7 Silver Field Duplicates	50
Figure 11-8 Gold Field Duplicates	50
Figure 11-9 Flow Sheet for Core Sampling, Sample Prep and Analysis	54
Figure 11-10 Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream	55
Figure 11-11 Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream	55
Figure 11-12 Graph of the Original versus Duplicate Sample for the Gold Assays from EDR's Guanaceví Drilling Program	56
Figure 11-13 Graph of the Original versus Duplicate Sample for the Silver Assays from EDR's Guanaceví Drilling Program	56
Figure 11-14 Control Chart for Gold Assays from the Standard Reference Sample EDR-46	60
Figure 11-15 Control Chart for Silver Assays from the Standard Reference Sample EDR-46	60
Figure 11-16 Control Chart for Gold Assays from the Standard Reference Sample EDR-49	61
Figure 11-17 Control Chart for Silver Assays from the Standard Reference Sample EDR-49	61

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

Figure 11-18 Control Chart for Gold Assays from the Standard Reference Sample EDR-51	61
Figure 11-19 Control Chart for Silver Assays from the Standard Reference Sample EDR-51	62
Figure 11-20 Graph of the Original versus Re-Assayed Silver Samples	64
Figure 11-21 Scatter plot of Check Assays for Gold	65
Figure 11-22 Scatter plot of Check Assays for Silver	65
Figure 14-1 VLP Showing the Epsilon - Soto Vein with Indicated (blue), and Inferred (grey) Resource Blocks	75
Figure 14-2 Cross Section Diagram of VLP Method	76
Figure 14-3 Santa Cruz Vein - Milache Area and El Curso Area divided by a green line. Milache HW in red.	77
Figure 14-4 Transverse Section in Milache Area	78
Figure 14-5 Santa Cruz South Veins clipped by concession limits	78
Figure 14-6 Santa Cruz Vein Variogram Models for Silver (left) and Gold (right)	85
Figure 14-7 Silver Search Volume as Defined by the Variogram Model	86
Figure 14-8 Long Section view of Santa Cruz Vein Block Model showing the Estimated Silver Grades and Composites	94
Figure 15-1 Santa Cruz Sur Vein Resource and Reserve Section	104
Figure 17-1 View of Leach Tanks and CCD Circuits	111
Figure 18-1 Portal for the Porvenir 4 Mine	115
Figure 18-2 Aerial View of the Plant and Tailings Facilities of the Guanaceví Mines Project	117
Figure 18-3 Aerial Filtration Circuit Building (left); Two Diemme Filter Presses (right)	117
Figure 18-4 View of the new Rosario Tailings Water Pond with Capacity 10,000 m3 (on the left); View of the Dry Stack Tailings Dam from the Northwest to Southeast (on the right)	118
Figure 18-5 View to Water Extraction Wells (left); and to the South, Water Pond (right)	118

List of Tables

Table 1-1 Mineral Resource Estimate, Effective Date December 31, 2020	3
Table 1-2 Mineral Reserve Estimate	5
Table 4-1 Guanaceví Mines Concessions Controlled by EDR	12
Table 4-2 Guanaceví Mines Concessions Controlled by EDR (Ocampo agreement)	13
Table 4-3 Summary of Endeavour Silver's Surface Access Rights	14
Table 4-4 Summary of Endeavour Silver's Royalties	15
Table 6-1 Summary of the Production for the Guanaceví Property (1991 to 2020)	20
Table 6-2 Historic Mineral Resource Estimate, Effective Date December 31, 2016	21
Table 7-1 Generalized Stratigraphic Column in the Guanaceví Mining District	26
Table 9-1 2016 Regional Exploration, External Concessions, Guanceví	33
Table 10-1 Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (as of December, 2020)	35
Table 10-2 2020 Drilling Summary, El Curso	36
Table 10-3 2020 Drilling Summary, El Curso (hole extension UCM-20)	37
Table 10-4 2020 Drilling Results, El Curso	38
Table 11-1 Summary of Control Samples Used for Exploration Programs from 2017 to 2019	51
Table 11-2 Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs (2017 to 2019) at Guanacevi	52
Table 11-3 General Rules for Standard Samples	52
Table 11-4 Summary of Analysis of Standard Reference Materials (2017 to 2019)	52
Table 11-5 Summary of Control Samples Used for the 2020 Underground Exploration Program	53

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Table of Contents

Table 11-6 Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs at Guanacevi	58
Table 11-7 Basis for Interpreting Standard Sample Assays	58
Table 11-8 General Rules for Standard Samples	59
Table 11-9 Summary of Analysis of Standard Reference Materials	59
Table 11-10 Comparative Table of Original vs Re-assays Values	62
Table 13-1 Silver and Gold Distribution in Ore and Leach Residue Samples	69
Table 13-2 Summary of Mineralogical Analysis of Ore and Leach Residue Samples	70
Table 13-3 Results of Bottle Roll Tests on Milache Ore Samples	70
Table 14-1 Statistical Summary of Density Data	72
Table 14-2 Summary of Veins included in the Mineral Resource Estimate	73
Table 14-3 Guanaceví Block Model Parameters	80
Table 14-4 Vein Model Sample Statistics	81
Table 14-5 Composite Silver Summary Statistics within Veins	82
Table 14-6 Composite Gold Summary Statistics within Veins	82
Table 14-7 Summary of Silver and Gold Variogram Parameters	86
Table 14-8 Estimation Parameters	87
Table 14-9 Relative Differences Estimation	88
Table 14-10 Silver Model Descriptive Statistical Comparison	89
Table 14-11 Gold Model Descriptive Statistical Comparison	90
Table 14-12 Cutoff Grade Assumptions for Guanaceví Mine	95
Table 14-13 Polygonal Resource at the Guanaceví, Effective Date of December 31, 2020	96
Table 14-14 3D Block Model Resource at the Guanaceví Mine, Effective Date of December 31, 2020	96
Table 14-15 Mineral Resource Estimate, Effective Date December 31, 2020	98
Table 15-1 Proven and Probable Mineral Reserves, Effective Date December 31, 2020	106
Table 18-1 Standby Mine Generators	115
Table 19-1 Average Annual High and Low COMEX for Gold and Silver from 2000 to 2020 (prices expressed in US$/oz)	119
Table 19-2 Contracts Held by the Guanaceví Project	120
Table 20-1 Reclamation Budget	123
Table 20-2 Summary of Environmental and Mining Permits for the Guanaceví Project	124
Table 21-1 Capital Costs for the Guanaceví Mine	127
Table 21-2 Operating Costs for the Guanaceví Mine	127
Table 25-1 Mineral Resource Estimate, Effective Date December 31, 2020	131
Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2020	132
Table 26-1 Guanaceví 2021 Exploration Budget	134

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	List of Acronyms

List of Acronyms

3D	Three Dimensional
AA	Atomic Absorption
AES	Atomic Emission Spectrometry
CAHECOMI	Campos Hernandez Contratistas Mineros, S.A. de C.V.
CCD	Counter-Current Decantation
CEMEFI	Mexican Center for Philanthropy
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CL	Control Limit
CMC	Compañia Minera del Cubo S.A. de C.V.
CV	Coefficient Variation
EDR	Endeavour Silver Corp.
ESR	Socially Responsible Company
FSE	Frankfurt Stock Exchange
g/t	Grams per Tonne
HDPE	High Density Polyethylene
HP	Horsepower
HRC	Hard Rock Consulting
ICP	Inductively Coupled Plasma
ID	Inverse Distance
LL	Lower Control Limit
LOM	Life of Mine
MG	Metalurgica Guanaceví
MSO	Mineable Shape Optimizer
NN	Nearest Neighbor
NYSE	New York Stock Exchange
OK	Ordinary Kriging
QA/QC	Quality Assurance/Quality Control
REE	Rare Earth Element
RQD	Rock Quality Designation
SRM	Standard Reference Material
TSF	Tailings Storage Facility
TSX	Toronto Stock Exchange
UL	Upper Control Limit
VLP	Vertical Longitudinal Projection
WGM	Watts, Griffis & McQuat, Ltd

Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1. EXECUTIVE SUMMARY

1.1 Introduction

Mr. Dale Mah, P.Geo., has prepared this Technical Report (the Report) on the Guanacevi Project (Guanacevi) for Endeavour Silver Corp. (EDR). Guanacevi is located northwest of the capital city of Durango, Durango State, Mexico.

This report provides updated information on the operation of the Guanacevi Project, including an updated Mineral Resource and Mineral Reserve estimate. The information will be used to support disclosures in Endeavour Silver's Annual Information Form (AIF). Units used in the report are metric units unless otherwise noted. Monetary units are in United States dollars (US$) unless otherwise stated. This report was prepared in accordance with the requirements and guidelines set forth in National Instrument 43-101 (NI43-101), Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2020.

1.2 Property Description and Ownership

The Guanaceví Project is located in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

1.3 Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of many epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví, and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous but occurs in steeply northwest-raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1.4 Status of Exploration

In 2020, EDR spent US $916,935 (including property holding costs) on exploration activities, primarily in the El Curso Claim. Underground drilling program focused on exploring the Santa Cruz vein the El Curso property, and included a total of 7,200m in 24 holes, with a total of 1,205 samples submitted for assays. Field exploration activities over a third-party claim (Los Angeles), located northwest of Guanacevi town, and a total of 55 rock samples were collected.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2020 exploration season, EDR had completed 793 diamond drill holes totaling 216,810 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project. Of this total, approximately 173,412 m of diamond drilling in 607 holes were completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 64,865 samples were collected and submitted for assay.

1.5 Development and Operations

Mining methods used at Guanacevi include long-hole stoping and conventional cut and fill mining. Cut and fill stopes are generally mined 15m along strike and in 1.5 - 1.8m high cuts, and long hole stopes are 15m long and 20m high (20m between levels floor to floor). Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall of the principal structure, the Santa Cruz vein. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The ramps and crosscuts are generally 4 m by 4 m.

In 2020, the total ore production was 329,892 tonnes at an average grade of 321 g/t Ag and 0.86 g/t Au. The 4 operating mine areas were Santa Cruz Sur (26% production), El Porvenir (14% production), El Curso (37% production) and Milache (22% production).

As of December 31, 2020, the Guanaceví mines project had a roster of 512 employees and an additional 413 contractors. The mine operates on two 10-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule, two 10 hour shifts per day.

1.6 Mineral Resource Estimate

Dale Mah, P.Geo., of EDR is responsible for the mineral resource estimate presented in this report. Mr. Mah is a Qualified Person as defined by NI 43-101, and is not independent of EDR. The mineral resources and mineral reserves reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

EDR estimated the mineral resource for the Guanaceví Project based on channel samples and drillhole data constrained by geologic vein boundaries with an Ordinary Krige ("OK") algorithm. Vulcan® V10.1.5 ("Datamine") software was used to complete the resource estimate. The metals of interest at Guanaceví are gold and silver.

The Guanaceví mineral resource is comprised of 13 individual models or veins. The veins are further subdivided by area and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (4 veins) or as 3-dimensional ("3D") block model (9 veins).

The resources based on the 2D polygonal methods are estimated by using a fixed distance VLP from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

Vein wireframes were created using both implicit and explicit modeling methods.  Explicit modeling involved using cross-sections orthogonal to the strike of the vein to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, topography, and the concession boundaries. Implicit models were created initially in Leapfrog software, but then edited by the geological team to ensure boundaries are accurate.

The mineral resource estimate includes all data obtained as of December 31, 2020. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 198 gpt, assuming a silver price of $16.51 and a gold price of $1465 per ounce. EDR used a cutoff grade to test for reasonable prospects for economic extraction.

The mineral resources for the Guanaceví mine as of December 31, 2020, are summarized in Table 1-1. The resources are exclusive of the mineral reserves.

Table 1-1  Mineral Resource Estimate, Effective Date December 31, 2020

Classification	Tonnes	Silver		Gold		Silver_Equivalent
		g/t	oz.	g/t	oz.	g/t	oz.
Measured	95,360	405	1,240,207	0.88	2692	475	1,455,576
Indicated	565,975	363	6,603,002	0.82	14,920	428	7,796,568
Measured + Indicated	661,335	369	7,843,209	0.83	17,612	435	9,252,143
Inferred	865,804	495	13,765,421	1.18	32,737	589	16,384,411
TOTAL	1,527,139	440	21,608,629	1.03	50,349	522	25,636,554

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

1. Measured, Indicated and Inferred Mineral Resource cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for  Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 84.6% silver and 85.7% gold.

4. Silver equivalents are based on a 80:1 silver: gold ratio

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

1.7 Mineral Reserve Estimate

Dale Mah, P.Geo., of EDR is responsible for the mineral reserve estimate presented in this report. Mr. Mah is a Qualified Person as defined by NI 43-101, and is not independent of EDR. The mineral reserves reported herein are classified as Proven and Probable according to CIM Definition Standards.  The mineral reserve estimate for EDR's Guanaceví Project has an effective date of December 31st, 2020.  The mineral reserve estimate includes the Santa Cruz and Milache areas of the mine and the ore stockpiles at the mill site.  Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2020.  All the stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

Measured and Indicated mineral resources within mineable areas have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. Mining stopes were created based solely on Measured and Indicated resources above the calculated cutoff grade which have reasonable prospects of economic extraction after applying certain modifying factors:

  Cutoff Grades:  237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and El Porvenir including the royalties payable
  Minimum Mining Width:  0.8m.
  External Dilution Cut and Fill:  15%
  External Dilution Long Hole:  30%
  Silver Equivalent:  80:1 silver to gold
  Gold Price:  US $1,465/oz.
  Silver Price:  US $16.51/oz.
  Gold Recovery:  85.7%
  Silver Recovery:  84.6%

The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary
  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2020 are summarized in Table 1-2.  The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2  Mineral Reserve Estimate

Classification	Vein	Tonnes	Silver		Gold		Silver_Equivalent		Dilution
			g/t	oz.	g/t	oz.	g/t	oz.	%
Proven	El CURSO SUR	69,092	359	796,517	0.90	2009	431	957,227	38%
	MILACHE	6,333	242	49,204	0.69	141	297	60,486	35%
	MILACHE B1	5,770	407	75,561	1.04	193	491	91,005	35%
	SANTA CRUZ SUR	31,194	218	218,516	0.67	671	271	272,210	30%
	STOCK PILE	28,444	334	305,442	0.76	695	395	361,044	0%
Total Proven		140,832	319	1,445,240	1	3,709	385	1,741,971	35%
Probable	El CURSO SUR	525,763	426	7,200,253	1.08	18227	512	8,658,384	38%
	MILACHE	42,226	285	387,523	0.90	1222	357	485,271	35%
	MILACHE B1	29,491	286	271,557	0.77	727	348	329,712	35%
	SANTA CRUZ SUR	350,755	239	2,694,498	0.77	8643	300	3,385,922	30%
Total Probable		948,236	346	10,553,831	0.95	28,818	422	12,859,288	35%
Total Proven + Probable Reserves		1,089,068	343	11,999,071	0.93	32,527	417	14,601,259	35%

1. Cutoff Grades:  237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and Porvenir Norte including the royalties payable.

2. Minimum Mining Width:  0.8m.

3. External Dilution Cut and Fill:  15%

4. External Dilution Long Hole:  30%

5. Silver Equivalent:  80:1 silver to gold

6. Gold Price:  US $1,465/oz.

7. Silver Price:  US $16.51/oz.

8. Recovery:  85.7% silver and 85.4% gold.

9. Mineral resources are estimated exclusive of and in addition to mineral reserves.

10. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

1.8 Conclusions and Recommendations

The QP considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Project.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Executive Summary

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR's Guanaceví Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to identify additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví properties, new mining areas identified have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue improving efficiency, lowering costs and researching and applying low-cost mining techniques. This report demonstrates that the project has positive cash flow, and mineral reserve estimates can be supported.

For 2021, approved exploration budget for Guanaceví includes 11,500 meters of drilling, which is estimated to be approximately US $2,025,000.

The QP recommends that the continuation of the conversion of all resource models from 2D polygons to 3D block models be continued.  Between 2017 and 2020, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation and could continue to provide additional tonnage to support the mine plan. Work programs should continue to focus on areas to explore for mine life extensions.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Introduction

2. INTRODUCTION

2.1 Issuer and Terms of Reference

Endeavour Silver Corp. ("EDR") is a Canadian based mining and exploration company actively engaged in the exploration, development, and production of mineral properties in Mexico. EDR is headquartered in Vancouver, British Columbia with management offices in Leon, Mexico, and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. EDR has three currently active mining properties in Mexico, the Guanaceví Property in northwest Durango State, the Bolañitos property in Guanajuato State, and the El Compas property in Zacatecas State. The El Compas property has ceased mining operations since the Effective Date of this Report.

Endeavour Silver is using the provision for producing issuers, whereby the QP for this technical report is not required to be prepared by or under the supervision of an independent QP. Mr. Dale Mah, P.Geo, is employed as VP Corporate Development for Endeavour Silver and supervised the preparation of the mineral resource and reserve estimate and is not independent.

This report was prepared in accordance with the requirements and guidelines set forth in NI 43-101 Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2020.

2.2 Sources of Information

A portion of the information and technical data for this study was obtained from the following previously filed NI 43-101 Technical Reports:

Hard Rock Consulting LLC (2016). NI 43-101 Technical Report: Updated Mineral Resource and Mineral Reserve Estimates for the Guanaceví Project, Durango State, Mexico.

Munroe, M.J., (2015). NI 43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

Munroe, M.J., (2014). NI43-101 Technical Report, Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

EDR also relied in part on background information presented in the following unpublished technical reports prepared on behalf of EDR:

Lewis, W.J., Murahwi, C., and San Martin, A.J., (2013). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Introduction

Lewis, W.J., Murahwi, C., and San Martin, A.J., (2012). NI 43-101 Technical Report Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2011). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2010). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

Lewis, W.J., Murahwi, C., Leader, R.J. and Mukhopadhyay, D.K., (2009). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Devlin, B.D., (2008). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by B. Devlin, V.P. Exploration for Endeavour Silver, effective date December 31, 2007.

Lewis, W.J. Leader, R.J. and Mukhopadhyay, D.K., (2007). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2006.

Olson, A. E., (2006). Technical Report, Mineral Resource and Mineral Reserve Estimate, Guanaceví Mines Project, Durango, Mexico: unpublished NI 43-101 technical report prepared by Range Consulting for Endeavour Silver, effective date March 31, 2006.

Spring, V., (2005). A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanaceví Mines Project in Durango State, Mexico: unpublished NI 43-101 technical report prepared by Watts, Griffis, McOuat for Endeavour Silver, effective date May 10, 2005.

The information contained in current report Sections 4 through 8 was largely presented in, and in some cases, is excerpted directly from, the technical reports listed above. EDR has reviewed this material in detail, and finds the information contained herein to be factual and appropriate with regard to guidance provided by NI 43-101 and associated Form NI 43-101F1.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Introduction

2.3 Qualified Persons and Personal Inspection

This report is endorsed by the following Qualified Person, as defined by NI 43-101: Mr. Dale Mah, P.Geo., VP Corporate Development of Endeavour Silver Corp.

As Qualified Persons and representative of EDR, Mr. Mah has visited the mining operations on numerous occasions. His most recent visit was conducted on October 24-28, 2018. During his visit, he viewed selected drill core, underground mining operations, visited waste rock storage facilities, toured mineral processing facilities, viewed infrastructure, and discussed aspects of mine planning, budgeting, geology, exploration and mining practices with site personnel. A personal inspection has not been conducted more recently due to the COVID-19 pandemic travel restrictions imposed by local and foreign governments. However, once it is safe to do so, a physical site visit will take place as soon as practical.

2.4 Units of Measure

Unless otherwise stated, all measurements reported here are in U.S. Commercial Imperial units, and currencies are expressed in constant 2020 U.S. dollars.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Reliance on Other Experts

3. RELIANCE ON OTHER EXPERTS

This section is not relevant to this report.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

4. PROPERTY DESCRIPTION AND LOCATION

4.1 Project Location

The Guanaceví Project is located in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango (Figure 4-1). The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude.

Figure 4-1  Project Location Map

The Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha (Figure 4-2) and 2 concessions associated to an exploitation agreement with Ocampo Mining (Ocampo), which covers an area of 55.3472 hectares. The mineral concessions vary in size and are not all contiguous.  The annual 2021 concession tax for the Guanaceví Properties is estimated to be approximately 21,186,396 Mexican pesos (pesos), which is equal to about US $59,320 at an exchange rate of 20.00 pesos to US $1.00. Mineral concession information is summarized in Tables 4-1 and 4-2.

The Guanaceví Project consists of the milling facility just outside of the town of Guanaceví and 3 active mines (Milache-El Curso, North Porvenir and Santa Cruz Sur), which all are on the Santa Cruz vein.  The mines are approximately 5 km from the plant.  The Milache-El Curso mines are accessed using the same portal as the old Porvenir 4 mine, while the North Porvenir and Santa Cruz Sur mines are located 2 km and 4.5 km, respectively, south of the Porvenir 4 portal.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

Figure 4-2  Guanaceví Mines Project, Mineral Concessions Map

Table 4-1  Guanaceví Mines Concessions Controlled by EDR

Concession Name	Title Number	Term of Mineral Concession		Hectares	2021 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
Santa Cruz Dos	191773	19/12/1991	18/12/2041	113.5387	19,971	19,971
El Pelayo Y Anexas	193392	19/12/1991	18/12/2041	56.2519	9,895	9,895
Unif. Santa Cruz	186577	24/04/1990	23/04/2040	28.5896	5,029	5,029
San Guillermo	179601	11/12/1986	10/12/2036	5.0000	880	880
Unificacion Flora	189233	05/12/1990	04/12/2040	36.5506	6,429	6,429
San Marcos	185486	14/12/1989	13/12/2039	5.5469	976	976
San Vicente	187020	29/05/1990	28/05/2040	8.0000	1,407	1,407
Nuestra Senora	185412	14/12/1989	13/12/2039	5.6000	985	985
San Pedro Uno	191143	29/04/1991	28/04/2041	49.8437	8,768	8,768
El Porvenir Dos	161449	10/04/1975	09/04/2025	30.0000	5,277	5,277
La Sultana	162915	08/08/1978	07/08/2028	11.5889	2,038	2,038
El Milache	163509	10/10/1978	09/10/2028	42.8866	7,544	7,544
Veronica	167013	11/08/1980	10/08/2030	11.7648	2,069	2,069
El Desengaño	187018	29/05/1990	28/05/2040	19.4747	3,426	3,426
El Calvario	191733	19/12/1991	18/12/2041	1.3098	230	230

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

Concession Name	Title Number	Term of Mineral Concession		Hectares	2021 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
Elizabeth	180568	13/06/1987	12/06/2037	16.9973	2,990	2,990
El Rocio	227665	28/07/2006	27/07/2056	51.2334	9,012	9,012
La Brisa 3	236564	16/07/2010	15/07/2060	715.8666	125,921	125,921
La Gloria	238353	23/09/2011	22/09/2061	309.9369	54,518	54,518
La Brisa 4	240296	17/05/2012	16/05/2062	1584.4986	158,371	158,371
La Brisa 4, Fracc.	239873	29/02/2012	28/02/2062	51.8008	5,177	5,177
La Brisa 5	239874	29/02/2012	28/02/2062	214.6744	21,457	21,457
Ampl. Al Bajo Del Nvo. P.	184074	15/02/1989	14/02/2039	7.3062	1,285	1,285
La Mazatleca	186475	02/04/1990	01/04/2040	14.1797	2,494	2,494
La Guirnalda	187771	17/09/1990	16/09/2040	46.7611	8,225	8,225
La Guirnalda 2	219707	03/04/2003	02/04/2053	5.9915	1,054	1,054
San Pablo	216716	28/05/2002	27/05/2052	3.3972	598	598
Ana Maria	214167	18/08/2001	17/01/2051	3.2320	569	569
El Martir	215925	02/04/2002	01/04/2052	8.8675	1,560	1,560
Ampl. Del Soto	191987	19/12/1991	18/12/2041	3.9998	704	704
IDA	191659	19/12/1991	18/12/2041	4.9086	863	863
Epsilon	195079	25/08/1992	24/08/2042	7.0622	1,242	1,242
El Terremoto	193869	19/12/1991	18/12/2041	12.0000	2,111	2,111
Alajaa	183881	23/11/1988	22/11/2038	11.2050	1,971	1,971
Barradon 7	214162	18/08/2001	17/01/2051	37.1376	6,533	6,533
Santa Isabel	204725	25/04/1997	24/04/2047	84.0000	14,776	14,776
Noche Buena	167563	26/11/1980	25/11/2030	79.8962	14,054	14,054
El Porvenir Cuatro	168105	13/02/1981	12/02/2031	30.0000	5,277	5,277
La Brisa	224158	19/04/2005	18/04/2055	25.5518	4,495	4,495
El Cambio	205475	17/09/1997	16/09/2047	11.9962	2,110	2,110
La Onza	211502	30/05/1991	29/05/2041	18.2376	3,208	3,208
San Nicolas	191543	19/12/1991	18/12/2041	4.4838	789	789
Ampl. de San Nicolas	191675	19/12/1991	18/12/2041	2.5934	456	456
Garibaldi	224396	04/05/2005	03/05/2055	165.4490	29,102	29,102
Santa Cruz Ocho	215911	19/03/2002	18/03/2052	165.6280	29,134	29,134
El Pelayo	219709	03/04/2003	02/04/2053	5.8881	1,036	1,036
El Aguaje De Arriba	170158	17/03/1982	16/03/2032	5.0000	880	880
A. El Aguaje De Arriba	170159	17/03/1982	16/03/2032	7.0000	1,231	1,231
La Plata	170156	17/03/1982	16/03/2032	2.0000	352	352
La Prieta	148479	29/10/2017	28/10/2067	7.0000	1,231	1,231
San Fernando	165045	23/08/1979	22/08/2029	19.8279	3,488	3,488
Totals				4,171.5546	593,198	593,198

Table 4-2  Guanaceví Mines Concessions Controlled by EDR (Ocampo agreement)

Concession Name	Title Number	Term of Mineral Concession		Hectares
		From	To
El Porvenir	168488	13/05/1981	12/05/2031	15.0000
El Curso	214316	06/09/2001	05/09/2051	40.3472
Totals				55.3472

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

4.2 Mineral Tenure, Agreements and Encumbrances

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its three 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante), Minera Santa Cruz SA de CV (Minera Santa Cruz) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

EDR has executed a number of agreements with respect to the Guanaceví Project over the years. During 2019, EDR acquired a 10-year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco.  EDR agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a variable net smelter return royalty based on the spot silver price. EDR pays a 4% royalty on sales below $15.00 per ounce, 9% above $15.00 per ounce 13% above $20.00 per silver ounce, and a maximum 16% above $25.00 per silver ounce, based on then current realized prices.

EDR also maintains access agreements with various private landowners and two local ejidos (Del Hacho and San Pedro) to ensure access for exploration and mining. Surface access agreements as of December 31, 2020 are summarized in Table 4-3.

Table 4-3  Summary of Endeavour Silver's Surface Access Rights

Owner	Type	Area Name	Validity	Term	Drill Pads	ANNUAL
					(Pesos)	PAYMENT (PESOS)
Ejido Arroyo Del Hacho	Exploitation / Exploration	Guanaceví	10 Years	27/12/2017 - 2027	None	1,820,000
Rosa Elena Rivera	Exploitation / Exploration	Santa Cruz Sur	10 Years	21/04/2015 - 2025	None	1,311,188
Comunidad de San Pedro	Exploitation / Exploration	San Pedro	10 Years	09/10/2018 - 2028	None	2,005,000

Royalties currently associated with the Guanaceví Project are summarized in Table 4-4

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Property Description and Location

Table 4-4  Summary of Endeavour Silver's Royalties

Agreement	NSR	Concession Name	Title Number	Hectares
Minera Las Albricias	1%	Ampl. Al Bajo Del Nvo. P.	184074	7.3062
		La Mazatleca	186475	14.1797
		La Guirnalda	187771	46.7611
		La Guirnalda 2	219707	5.9915
		San Pablo	216716	3.3972
		Ana María	214167	3.2320
		El Martir	215925	8.8675
		Ampl. Del Soto	191987	3.9998
		Ida	191659	4.9086
		Epsilon	195079	7.0622
		El Terremoto	193869	12.0000
		Alajaa	183881	11.2050
		Barradon 7	214162	37.1376
		Santa Isabel	204725	84.0000
		Noche Buena	167563	79.8962
Minera Capela	3%	Santa Cruz Dos	191773	113.5387
		El Pelayo y Anexas	193392	56.2519
		Unif. Santa Cruz	186577	28.5896
		San Guillermo	179601	5.0000
		Unificación Flora	189233	36.5506
		San Marcos	185486	5.5469
		San Vicente	187020	8.0000
		Nuestra Señora	185412	5.6000
		San Pedro Uno	191143	49.8437
Ignacio Barraza	2%	Garibaldi	224396	165.4490
Ocampo Mining	4% if Ag price <= $15 per oz 9% if Ag price >$15 <$20 per oz 13% if Ag price >$20 <$25 per oz 16% if Ag price >$25 per oz	El Porvenir	168488	15.0000
		El Curso	214316	40.3472

4.3 Permits and Environmental Liabilities

EDR holds all environmental and mine permits required to conduct planned exploration and mining operations on the Guanaceví Project and is in compliance with all environmental monitoring requirements and applicable safety, hygiene and environmental standards. Environmental permitting and liabilities are discussed in greater detail in Section 20 of this report.

There are no existing or anticipated significant factors which might affect access, title, or the right or ability to perform work on the Guanaceví Project.

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Endeavour Silver Corp.	NI 43-101 Technical Report
Guanaceví Project	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access and Climate

The Guanaceví Property is readily accessible from the city of Durango via paved roads. Primary access is provided by State Highway 45 north from Durango to the town of Canatlan, continuing on State Highway 23 through Santiago Papasquiaro and Tepehuanes to the town of Guanaceví. The total distance between Durango and the town of Guanaceví is approximately 260 km, which requires roughly 4.5 hours of drive time. Guanaceví has a small, unmaintained airport with a 1,000-m unpaved landing strip capable of handling light aircraft.

The Guanaceví Project is located just 3.6 km from the town of Guanaceví, which is economically dependent on regional mining and milling operations. The town of Guanaceví boasts a population of approximately 3,000 (2015 census) and all standard modern services. The town, mine and plant are connected to the national land-based telephone system that provides reliable national and international direct dial telephone communications, as well as stable internet connections and satellite television.

The local climate poses no limitations to the length of the operating season at the Guanaceví Project. The dry season runs from October through June, and the wet season from July to September. Total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -14°C, while summer temperatures range from a minimum of 20°C to a maximum of 30°C. Freezing temperatures can occur overnight, but quickly warm to above freezing during daylight hours. Occasional snow does occur in the area but quickly melts on all but the most protected slopes.

5.2 Local Resources and Infrastructure

The city of Durango is the closest major population center to the Guanaceví Project, with a population of approximately 580,000. Durango is a mining, agricultural, commercial and tourist center with all of the associated municipal amenities, including an international airport with numerous international and regional flights to other major Mexican cities and the United States.

At each of the mine sites, the water required is supplied from the dewatering of the mines. Industrial water for the flotation and cyanide plant is recycled, and additional water (60,000 m3/y of fresh water) is obtained from a nearby underground mine. The tailings facility at the plant is set up to recycle all water back into the ore processing plant.

Electrical power from the Federal Power Authority (34 kV) supplies both the plant and mine. In 2011, EDR completed an upgrade of the power to the mine and mill sites by installing a second line into main power supply.

An upgrade to the tailings dam was completed in 2010, and EDR began placing filtered tailings in compacted lifts. After a planned expansion in the coming year or two, current tailings storage facility (TSF) capacity will be sufficient for many years of production.

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Guanaceví Project	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Apart from offices, warehouses and other facilities, EDR also provides living accommodations for employees working on a rotational schedule. Much of the labor work force lives in Guanaceví and nearby communities. The area has a rich tradition of mining and there is ample supply of skilled personnel sufficient to man both the underground mining operations and the surface facilities.

5.3 Physiography

The town of Guanaceví is located on the altiplano at about 2,170 m elevation. Both the town and the Project lie east of the Sierra Madre Occidental mountain range among low, rounded mountains with relief of about 650 m from the valley bottoms (~2,100 m) to the mountain crests (~2,750 m). The mountains are predominately covered by scrub oak, pine trees and occasional cactus, with the pine trees more prevalent at the higher elevations. Wildlife in the area consists generally of deer, badgers, foxes, coyotes, squirrels, rabbits, and mice.

5.4 Surface Rights

EDR has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the property for all needed surface infrastructure related to the life-of-mine plan, including processing, maintenance, fuel storage, explosives storage and administrative offices. Once the tailings facility expansion planned for 2021 is completed, there will be sufficient capacity in existing tailings impoundment for many years.

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6. HISTORY

6.1 Historical Exploration

The extent of historical exploration on the Guanaceví Project is relatively unknown. Prior to management by EDR, production was supported by three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. Documented historical exploration activities are summarized as follows:

  During the 1920's, Peñoles purchased several mines including the Santa Cruz mine, where from 1921 to 1924, the 330-m inclined shaft and several kilometers of underground workings on Levels 6, 7, 8, 10, 11 and 13 were developed that partially explored the vein ore shoots.

  The Guanaceví Mining Company operated from the 1930's until production ceased in 1942. In the 1970's, the Comisión de Fomento Minero (Federal Mining Commission) (Fomento Minero), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry, constructed a 400 t/d flotation plant, now the MG plant.

  In the early 1960's, Engineer Mejorado of Peñoles Mining Company recommended additional exploration to prove up the mineral resource estimate at the time. Engineer P. Sanchez Mejorado mapped and sampled the mine underground and recommended diamond drilling below Level 13. Watts, Griffis and McOuat Limited (WGM) noted that the exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short, lateral, approximately 1-inch diameter diamond drillholes, and detailed surveying and geological mapping of the underground workings (WGM,2005). WGM (2005) further noted that the limited exploration by Peñoles was well conducted and blocked out several areas of potential resources, but also stated that more than half of the areas of potential resources, except for those below the water table (below Level 13), had been mined out.

  In the early 1990's, Fomento Minero started construction of a 600 t/d cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

  In 1992, MG, a private company, purchased the Fomento Minero facilities and completed the leach plant construction. MG used the leach circuit to process the old tailings from the flotation plant.  During 2002, total plant production included 170 t/d to 250 t/d coming from the three mines: Santa Cruz, Barradón and La Prieta mines, with approximately 700 to 800 t/d of additional feed purchased from other small-scale operations.

  Pan American Silver Corp. (Pan American) conducted an eight-month evaluation program in 2003 that consisted of an extensive, systematic, underground channel sampling and surveying program and included three diamond drillholes in the North Porvenir area.

6.2 Historical Production

6.2.1 Mining

The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings which occur in a haphazard fashion near ground surface, representing the earliest efforts at extraction, and more systematic fashion at depth, which is indicative of later, better organized and formal planned mining. Associated with these openings and workings are a number of old ruins representing the remains of historic mine buildings and other structures.

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Many waste dumps and historically material extracted through the tunnels, shafts and winzes from underground operations can be seen scattered over the hillsides and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations. The mines within the Guanaceví mining district have been developed primarily by using open stope/shrinkage and cut-and-fill underground mining methods.

Both the ground conditions, which vary from good to poor, and the deposit geometries tend to favor the higher cost, cut-and-fill mining method, with development waste used for backfill.

6.2.2 Production

Mining in the Guanaceví district extends back to at least 1535 when the mines were first worked by the Spanish. During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining center in the Nueva Vizcaya province. The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents' soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present-day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production, though production has been sporadic since the 1910 Revolution.

Table 6-1 includes estimated historical production at the Guanaceví Mines Project for the years 1991 to 2003, prior to Endeavour Silver, plus 2004 to 2020 during Endeavour Silver's ownership.

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Table 6-1  Summary of the Production for the Guanaceví Property (1991 to 2020)

Year	Tonnes	Silver (g/t)	Gold (g/t)
1991 (from July)	2,306 est.	470 est.	1.0 est.
1992	10,128	340 est.	1.3 est.
1993	12,706	320 est.	0.8 est.
1994	18,256	190 est.	0.5 est.
1995 (until May)	5,774	280 est.	0.5 est.
1996	11,952	315	0.74
1997	13,379	409	0.87
1998	11,916	550	0.92
1999	6,466	528	0.84
2000	18,497	538	1.01
2001	13,150	510	1.09
2002	NA	NA	NA
2003	1,531	550	8,902
2004	NA	NA	NA
2005	102,617	385	0.88
2006	117,255	449	0.90
2007	291,561	319	0.87
2008	255,656	318	0.58
2009	230,632	322	0.80
2010	312,087	324	0.74
2011	363,076	311	0.69
2012	418,287	249	0.76
2013	435,922	253	0.60
2014	423,251	314	0.65
2015	431,431	295	0.62
2016	367,441	232	0.51
2017	321,113	230	0.53
2019	322,988	234	0.65
2020	346,679	314	0.96

6.3 Historical Mineral Resource and Mineral Reserve Estimates

2016 HRC completed the most recent estimate of the mineral resource for the Guanaceví Project in December 2016.  The process was based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted ("ID") algorithm.

The mineral resource included 22 individual veins, 4 of which were estimated using a Vertical Longitudinal Projection (VLP) polygonal method and the remaining 18 veins as 3-dimensional ("3D") block model.

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The resources based on the 2D polygonal methods were estimated by using a fixed distance VLP from sample points. The VLPs were created by projecting vein geology and underground workings onto a vertical 2D long section. The 2D estimates were classified using distance to the nearest sample. Measured mineral resources include resource blocks within 10 meters of a sample. Indicated mineral resources include resource blocks within 20 meters of a sample. Inferred mineral resources include those blocks greater than 20 meters from a sample and have a value for estimated silver.

HRC constructed the 3D vein models using Leapfrog. Eighteen veins were modeled using a linear interpolation methodology and sample intervals.  Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, topography, and the concession boundaries.

The mineral resource estimate included all analytical data obtained as of December 31, 2016.

Table 6-2  Historic Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	69,000	284	248	550,300	0.47	1,000
Indicated	2,271,000	351	296	21,595,600	0.72	52,800
Measured + Indicated	2,340,000	349	295	22,145,900	0.71	53,800
Inferred	638,000	441	379	7,769,400	0.82	16,900

  Measured, Indicated and Inferred resource cut-off grades were 198 g/t silver equivalent at Guanaceví.

  Metallurgical recoveries were 82.5% silver and 85.4% gold.

  Silver equivalents are based on a 75:1 silver: gold ratio

  Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.

  Mineral resources were estimated exclusive of and in addition to mineral reserves.

The Guanaceví Project mineral reserves were derived and classified according to the following criteria:

  Proven mineral reserves were the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

  Probable mineral reserves are those Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this was applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

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The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2016

Table [1-2]  Historic Mineral Reserve Estimate as of 31 Dec 2016

Classification	Tonnes (t x 1,000)	AgEq g/t	Ag g/t	Ag (oz) * 1,000	Au g/t	Au (oz) * 1,000	% Dilution
Proven	86.5	284	247	686.2	0.49	1.37	26%
Probable	508.2	311	262	4,285.20	0.64	10.48	30%
Total Proven and Probable Reserves	594.7	307	260	4,971.40	0.62	11.84	29%

  Reserve cut-off grades are based on a 198 g/t silver equivalent.

  Metallurgical Recoveries were 82.5% silver and 85.4% gold.

  Mining Recoveries of 95% were applied.

  Minimum mining widths were 1.4 meters.

  Dilution factors averaged 29%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.

  Silver equivalents are based on a 75:1 silver:gold ratio.

  Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.

  Mineral resources are estimated exclusive of and in addition to mineral reserves.

  Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

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Guanaceví Project	Geological Setting and Mineralization

7. GEOLOGICAL SETTING AND MINERALIZATION

The regional and local geology of the Guanaceví Project is described in detail in several existing internal and previously published technical reports. The following descriptions of geology and mineralization are included and/or modified from HRC (2015, 2016) and Munroe (2014). The QP has reviewed the available geologic data and information, and finds the information presented here in reasonably accurate and suitable for use in this report.

7.1 Regional Geology

The rock types of the Guanaceví district can be divided into three principal stratigraphic groups based on stratigraphic studies by the Consejo de Recursos Minerales and observations of drill core during exploration programs carried out by EDR.

7.1.1 Guanaceví Formation

The oldest unit in the district is the Guanaceví Formation, a polymictic basal conglomerate composed of angular to sub-angular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement. It is assigned to the Upper Jurassic or Lower Cretaceous periods on the basis of biostratigraphic indicator fossils mentioned but not detailed in the Durango State Geological Reference Report (1993). At least 450 m of thickness has been reported in the Guanaceví area for this basal unit, the lower contact of which has not been observed. In most areas, the upper contact is structural on high-angle normal faults but, in the San Pedro area, the upper contact is abrupt from Guanaceví conglomerate rocks to fairly fresh, dark colored andesitic flows of the Lower Volcanic Sequence that appear conformable to the underlying Guanaceví Formation. The Jurassic assignment of the Guanaceví Formation has been in question, and at least two reports in the 1990's considers it to be Tertiary (Durning and others, unpublished reports). A Tertiary age for the unit mitigates the idea of a transitional unit persisting through the Cretaceous; alternatively, it is possible that paraconformities in the package may be present but unreported to date.

Regional studies in Mexico demonstrate that Mesozoic rocks basal to the Tertiary section are strongly deformed with the development of sericitic alteration, shearing and microfolding in local shear zones and stronger deformation associated with overthrust nappe folds of Laramide age (late Cretaceous to end of the Paleocene). This type of strong deformation is not visible in the Guanaceví Formation, further raising questions about the validity of a Mesozoic assignment for this unit.

The Guanaceví Formation has been structurally defined as a horst, occupying the central portion of the northwest trending Guanaceví erosional window and flanked by sets of northwest striking normal faults that offset the Upper and Lower Volcanic Sequences down to the southwest and northeast on corresponding sides of the window. Mineralization within the horst is hosted by the conglomerate, both as dilatational high-angle fracture-filled structures and, in the San Pedro area, as manto-like replacement bodies below the upper contact of the conglomerate with overlying andesitic units of the Lower Volcanic Sequence.

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7.1.2 Lower Volcanic Sequence

Using an inherited stratigraphic framework for the area, andesitic rocks and associated sedimentary units are placed in a loosely defined package of flows and volcaniclastic sediments correlated with Eocene volcanism throughout the Sierra Madre of Mexico. No radio isotope age determinations have been made on volcanic units of the Guanaceví district, and lithological correlations to the Lower Volcanic Sequence appear to be reasonable for the andesitic flows and associated volcaniclastic units.

It has been observed in the rocks that host the Porvenir and Santa Cruz mine workings that the andesite occurs as a pale green to nearly black volcanic flow ranging from aphyric to plagioclase-hornblende phyric. Plagioclase is the common phenocryst type with crystals ranging from 1 to 2 mm up to 10 mm. Hornblende phenocrysts are 1 mm to 4 mm in length. In porphyritic andesites, feldspar phenocryst abundance approaches 5%, and hornblende abundance is generally less than 3%.

The sequence of rock types in the Lower Volcanic Sequence, as presently understood, is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow as described above. The sedimentary lithologies are siltstones overlain by sandstone with minor intercalations of conformable conglomerate beds. The siltstone-sandstone sequence becomes transitionally dominated by conglomeratic beds at the top of the volcaniclastic package. Overall thickness of the siltstone-sandstone beds is up to 120 m.

Conglomerate beds of the Lower Volcanic Sequence are from a few centimeters to 150 m thick at the top of the package and differ from the conglomerates of the Guanaceví Formation in that Lower Volcanic Sequence clasts are mainly andesite of varying textural types.

7.1.3 Upper Volcanic Sequence

The Upper Volcanic Sequence consists of rhyolite crystal-lapilli tuff units unconformably overlying the andesites which are generally structurally disrupted and altered by oxidation and silicification. The rhyolite is strongly argillically altered with silicification overprinting argillic alteration in the immediate hanging wall of quartz veins and other silicified structures. The rhyolite commonly contains rounded quartz 'eyes' up to 4 mm in diameter, and the matrix consists of adularia, kaolinite and quartz. Local concentrations of biotite crystals up to 2 mm are not uncommon. The rhyolite has variable textures from thin-bedded ash flows to coarse lapilli tuffs with lithic clasts of andesite or rhyolite up to 50 cm in diameter. These latter commonly exhibit alteration rims indicating high temperatures and fluids in the volcanic environment. The thickness of the rhyolite tuff assemblage has not been measured at this time, but appears to exceed 300 m.

Geochemically, the lower portion of the rhyolites has been demonstrated by rare earth element (REE) data, from a series of samples taken from East Santa Cruz drilling, to be magmatically linked to the underlying andesites. The similarity between REE patterns of the rhyolite crystal-lapilli tuff and the andesitic rock units in this data set suggests a common source for the two volcanic packages that is difficult to reconcile with the idea of many millions of years of volcanic quiescence (from Lower Volcanic to Upper Volcanic Sequences). This raises the possibility that regional correlations for Guanaceví rhyolite based on radio isotope age determinations may result in assignment of the rhyolite (of the Santa Cruz/Porvenir mine area) to the Lower Volcanic Sequence rather than the Upper. In the San Martin de Bolaños district of Jalisco and also in the Topia district of Durango State, uppermost volcanic lithologies of the Lower Volcanic Sequence are rhyolitic and directly associated with mineralization. This may be true for the Guanaceví mining district as well.

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See Figure 7-1 for a map of the regional geology in the area surrounding the Guanaceví mining district. See Table 7-1 for a generalized stratigraphic column in the Guanaceví mining district.

N
San Pedro
Milache
El Curso
Porvenir Cuatro
Porvenir Dos
Guanacevi
Endeavour Plant
Porvenir
Santa Cruz
Alex Breccia
La Prieta
Santa Cruz Sur
Legend
EDR Concessions
Other Concessions
Veins
Creek
Mine
Geology Legend
Rhyolite
Diorite Stock
Andesite Flow
(Lithic) Andesite Porphyry
Lowest andesite & sediments
Conglomerates & Redbeds
0m
1250m
2500m
GEOLOGY MAP
GUANACEVI
Endeavour SILVER

Figure 7-1 Regional Geology Map for the Guanaceví Mining District

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Table 7-1   Generalized Stratigraphic Column in the Guanaceví Mining District

Geological Age		Stratigraphic Units and Lithologies	Thickness (m)
Tertiary	Oligocene	Upper Volcanic Sequence	300
Rhyolitic tuffs and ignimbrites
	Eocene	Lower Volcanic Sequence
		Andesite porphrytic flow	< 70
		Andesite conglomerate	< 150
		Volcanic sandstone/siltstone	< 120
Jurassic ()	(Late)	Guanaceví Formation	450

Note: Table reproduced from the March, 2006 Technical Report by Range Consulting

7.1.4 Structural Setting

Figure 7-1 shows major faults of the Guanaceví mining district on a simplified geologic map of the region. The map pattern constitutes an erosional window caused by crustal uplift apparently centered about 3 km west of Guanaceví. With some exceptions, fracture-filling vein mineralization is localized on the flanks of the uplift center, suggesting a genetic relationship between uplift and mineralization. The three principal trends of high-angle normal faults that characterize the region are as follows:

  The dominant structural trend in the region is northwest, with significant north-northeast faults in a likely conjugate relationship. This generation of structures hosts most of the mineralization in the district.

  Northeast faults postdate the mineralized structures.

  East-west faults appear last.

This pattern sequence would appear to indicate an early extension in a northeast-southwest direction, followed by a later extension in an east-northeast-west-southwest direction, followed by a northwest-southeast extension and finally ending with the latest extension in a north-south direction. This clockwise evolution of principal stress directions is similar to that of other regions in the American Cordillera, including the Sierra Madre of Mexico.

Timing of uplift of the Guanaceví window is constrained by the following considerations:

  Dilatational fractures flanking the uplift are dominantly northwest trending, with subordinate north and north-northeast components. Northeast and east-west fractures are not significant in controlling the uplift pattern. Thus, uplift is early in the structural evolution described above.

  The northeast-southwest extension in Mexico is generally associated with opening of the Gulf of California, and dated as Oligocene to Miocene.

  Uplift therefore may be coeval with the onset of silicic volcanism of the Upper Volcanics, which are considered Oligocene in age.

It is reasonable to conclude that uplift occurred at the onset of Upper Volcanic Sequence eruptions (Oligocene), northeast-southwest extension, and was coeval with mineralization. The cause of uplift, however, is left unexplained by these considerations. Alternative explanations include magmatic upwelling at depth, resurgent doming within a cryptic caldera, or tectonic transpression resulting from large-scale lateral displacement

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7.2 Project Geology

The Santa Cruz mine property, which forms part of the main portion of the Guanaceví Mines Project, covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to other veins in the Guanaceví district, except that it is the only one to lie on the west side of the horst of Guanaceví Formation and associated facies, and it dips west instead of east. See Figure 7-2 for the Guanaceví Mines Project geology map.

Figure 7-2  Guanaceví Mines Project Geology Map

In the Porvenir Dos area and the Deep Santa Cruz mine workings, a low angle rhyolite crystal-lapilli tuff and andesitic contact occurs high in the hanging wall of the Santa Cruz vein indicating a fault contact with Guanaceví Formation, which obviously cuts the contact.

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7.2.1 Local Structure

The Santa Cruz vein, the principal host of silver and gold mineralization, is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The vein/fault presents a preferred strike of N45°W with dips from 45° to 70° to the southwest. From Santa Cruz Sur to Milache, it extends a distance of 6.5 km and averages approximately 3 m in width.

The broader and higher-grade mineralized ore shoots tend to occur along flexures in the Santa Cruz vein structure, where sigmoidal loops are developed both along strike and down dip. The vein in Deep Santa Cruz for instance splays into two, three or four separate mineralized structures with the intervening wall rocks also often well mineralized, giving mining widths up to 20 m in some places. These sigmoidal loops tend to develop with some regularity along strike and all of the ore shoots at the Santa Cruz mine have about a 60° plunge to the northwest. A shallow northwest plunging striation, raking at 15°-30°, is noted on a number of fault planes within the Santa Cruz structure; these striations appear to be consistent with an observed sinistral movement seen on minor faults which produce small offsets of the Santa Cruz vein.

Particularly around the peripheral ore zones the vein is observed to develop imbricate structures, either as imbricate lenses shallowly oblique to the principal Santa Cruz trend or as vein segments offset by similarly trending minor faults. The trend of these structural features is generally slightly more westerly than the Santa Cruz vein/fault trend and steeper dipping. Veining is also often affected by north-south structures, which rarely seem to offset the main fault but do cause minor jogs in the vein; often the north-south structures are associated with manganese oxide concentrations and elevated silver grades.

7.2.2 Alteration

The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hanging wall and with silicification near the veins. Phyllic alteration, however, is absent in the Guanaceví district.

7.3 Mineralization

The principal mineralization within the Santa Cruz-Porvenir mines is an epithermal low-sulfidation, quartz-carbonate, fracture-filling vein hosted by a fault-structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein structure has been traced for 6.5 km along the trend and averages about 3 m in width. Mineralization in the system is not continuous but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein, sub-parallel to the Santa Cruz vein but less continuous, is economically significant in the Porvenir Dos zone, the northern portion of deep North Porvenir, in the Milache zone and finally in the Santa Crus Sur zone. It is referred to in these areas as the "Footwall vein".

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7.3.1 Santa Cruz Vein

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Mineralization has averaged 500 g/t silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized, with a transition zone of oxides to sulfides occurring between Levels 6 to 8, although some sulfide ore was mined above Level 6.

Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. The higher-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. The first phase, deposition of white quartz, white calcite and pyrite in stockwork structures, often exhibits horse-tail structures bifurcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semi translucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulfide (4%), the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite, fluorite and calcite.

This second phase comprises multiple pulses of mineralization expressed in the vein structures as bands of massive, banded or brecciated quartz. Massive and massive-to-banded quartz are commonly associated with carbonate which is predominantly manganoan calcite and calcitic rhodochrosite. Rhodonite is much less abundant than carbonates but is not uncommon.

According to results obtained through diamond drilling, the lead and zinc mineralization occurs more commonly in the vein below the water table which, in the Santa Cruz mine, is just below the 13 Level.

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8. DEPOSIT TYPES

The type of mineral deposit which is the target of exploration and mining activity at the Guanaceví Project is described in detail in a number of existing internal and previously published technical reports. The following description of the mineral deposit type is excerpted and/or modified from Munroe (2014).

The Guanaceví silver-gold district comprises classic, high-grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Low sulphidation epithermal veins in Mexico typically have a well-defined, sub-horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon has yet been found but, given that high-grade mineralization occurs over a 400-m vertical extent from the top of the Garibaldi shaft (south of the Santa Cruz mine) to below Level 13 in Santa Cruz, it is likely that erosion has not removed a significant extent of the ore horizon.

Low sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel either along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8-1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low sulphidation hydrothermal system.

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Figure adapted from Berger & Eimon (1983), Buchanan (1981), Corbett & Leach (1996) and Hollister (1985) and others and dated December, 2013.

Figure 8-1  Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

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9. EXPLORATION

9.1 EDR Exploration Prior to 2019

Exploration activities conducted by EDR in recent years prior to 2019 are summarized in the following paragraphs and are discussed in greater detail in the technical reports prepared by Hard Rock Consulting (2015,2016) and Munroe (2013, 2014). Exploration field activities carried out during 2017 to 2019, which have not been included in previous technical reports, are also summarized below.

During 2013, surface geological mapping and sampling was conducted by EDR at Guanaceví focused, from north to south, on San Pedro (El Cambio-PP), Milache, El Rocio and Santa Cruz South. Regionally, a total of 17 exploration targets were defined in a radius of approximately 70 km around the Guanaceví Project.

During 2014, exploration field activities were conducted by EDR at Guanaceví mainly in the Rocio-Pelayo, Porvenir 4, El Aguaje Mine and Santa Cruz South areas. These activities were undertaken to define targets of interest with possible potential of mineralization in order to develop possible drilling programs. A total of 655 samples were collected and submitted for assays.

In 2015, EDR conducted exploration activities, including drilling, at the Guanaceví Project. Local field exploration activities in 2015 included geological mapping, sampling, and interpretation in the La Guirnalda, Santa Cruz West, and Garibaldi claim areas.

During 2016, EDR conducted Regional Exploration over several concessions located around the Guanacevi Properties, mainly focused on discovering possible mineralization which could be of interest for Endeavour. In addition, EDR conducted both surface and underground drilling programs.

During 2017, exploration field activities were conducted in the Guanaceví Project, including underground drilling. Geological mapping over the projection on surface of the La Negra vein, and regionally over several concessions peripheral to the Guanaceví Project, with the intent of identifying mineralized zones for which additional exploration and drilling might be warranted.

During 2018, little exploration conducted by EDR around the Guanacevi Properties, with the objective of identifying mineralized bodies that could be of interest for EDR. In addition, underground and surface drilling conducted by EDR.

In 2019, exploration activities were conducted by EDR, including underground drilling. Geological mapping carried out by EDR over the projection of Santa Cruz vein, south of the Santa Cruz Sur mine and regional field activities over several concessions peripheral to the Guanaceví Project

9.2 2020 Exploration Activities

In 2020, EDR spent US $916,935 (including property holding costs) on exploration activities, including drilling at the Guanaceví Project, focused primarily on the definition of the Santa Cruz vein within El Curso claim. Exploration field activities were conducted in a third-party property, located northwest of the town of Guanaceví

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9.2.1 Sampling Method and Approach

To establish exploration drill hole targets, EDR has collected surface outcrop, underground channel, surface channel samples, and conducted numerous surface geologic mapping campaigns.

9.2.1.1 Surface Channel Samples

Chip channel samples are marked by a line at each end of the channel and are collected across zones of mineralization, alteration, and structure by taking continuous (approximately 10 cm width) chips from a geologically defined traverse. The sample is chipped from the face with a mallet and chisel and captured by a large canvas. The canvas is cleaned after each sample has been taken and a lithologic description is recorded.  The samples range from 1 to 2 meters long, depending on degree of mineralization and weigh approximately 3 to 6 kilograms. Their location is recorded by a hand-held GPS unit.

9.2.1.2 Rock Chip Samples

As with the channel samples, single point rock chip samples are collected from an area of 1 to 2 meters in diameter. Multiple chips are collected from different points in the sampling area with a resulting weight from 1 to 3 kilograms.  The chips are bagged and the same protocol is applied as with the channel samples. The location is recorded with a hand-held GPS unit.

9.2.1.3 Soil Chip Samples

The soil sample method is primarily utilized in areas with a higher degree of weathering. Where appropriate, soil samples were taken from just below the organic horizon in pits dug by hand with shovels; in other areas, soil samples constituted fine-grained material collected from weathered slopes.  Soil samples constituted approximately 400 g to 600 g of material with as much organic matter removed as possible by screening or hand-picking.  Soil sampling typically occurred on lines or grids with one sample taken every 50 m to 100 m. The grids or lines are oriented perpendicular to the structure being tested. Samples and sample location were described by the geologist / sampling technician and location recorded by handheld GPS.

9.2.2 2020 Local Field Exploration

In 2020, field exploration activities over a third party claim (Los Angeles), located 5.4km northwest, in a straight line, from the town of Guanacevi, with the objective of identifying a possible mineralized zone which could be of interest for EDR. A total of 55 rock samples were collected from both surface (over the trace of the Los Angeles vein) and underground (Los Angeles mine). Table 9-1 shows the summary of the external concession.

Table 9-1 2016 Regional Exploration, External Concessions, Guanceví

Project	Owner	Location	Number of Samples Taken	Concession	Title
Los Angeles	Manuel Macho	NW Guanaceví town	55	Los Angeles	163686

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10. DRILLING

Diamond drilling the Guanacevi Project is conducted under the exploration staff. Underground drilling is predominantly concerned with definition and extension of the known mineralized zones to guide development and mining. Surface drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were used in the mineral resource and mineral reserve estimates presented in this report. To date, all drilling completed at the mine has been diamond core.

10.1 Drilling Procedures

Surface drillholes are generally oriented to intersect the veins as close to perpendicular as possible. The drillholes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall, and no drilling is designed for intercepts with angles less than about 30° to the target. Drillholes extend an average of 50 m beyond the target zone.

Underground drillholes are typically drilled from the hanging wall, but due to limitations of infrastructure may be drilled from the footwall. Drill orientation are ideally perpendicular to structures, but oblique intersection may be required in some instances due to limitations of the drill station. Underground positive angled holes (up holes) are generally drilled from the footwall using the same criteria. All holes are designed to pass through the target and into the hanging or footwalls. Both surface and underground drillholes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by EDR geologists. Since 2010, surface holes are surveyed using a Reflex multi-shot down-hole survey instrument normally at 50 m intervals from the bottom of the hole back up to the collar. At underground drill stations, azimuth orientation lines are surveyed in prior to drilling. Inclination of underground holes is collected using the Reflex EX-Shot® survey device prior to starting drilling.

The survey data obtained from the drillholes are transferred to databases in Vulcan® and AutoCAD®, and are corrected for local magnetic declination, as necessary. Information for each drillhole is stored in separate folders.

Drill core is collected daily and is transported to the core logging facility under EDR supervision. The core storage facilities at Guanaceví are well protected by high level security fences, and are under 24-hour surveillance by security personnel to minimize any possibility of tampering with the dill cores.

When assay results are received from the laboratory, they are merged into an Excel® spreadsheet for importation and interpretation in Vulcan® and AutoCAD® software. The starting and ending point of each vein and/or vein/vein breccia intercept is determined from a combination of geology notes in the logs and assay results. Using approximate vein and drillhole orientation information a horizontal width is calculated for the intercept to be used as part of a Vertical Longitudinal Projection ("VLP").

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The center point of the intercept, horizontal width, and gold and silver assay values are plotted on VLPs of each vein. These are used to guide further drilling, interpret mineralization shoots, and as the basis of polygonal resource estimation.

10.2 EDR Core Logging Procedures

As the core is received at the core facility, geotechnical data is logged manually on paper sheets and entered into Excel®. The core is then manually logged for geological data and marked for sampling. Geological data and sample information are entered directly into Excel® spreadsheets.

10.3 EDR Drilling Programs and Results

Since acquisition of the Guanaceví Project in 2004, and prior to the 2020 exploration season, EDR had completed 793 diamond drill holes totaling 216,810 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Project (Table 10-1). Of this total, approximately 173,412 m of diamond drilling in 607 holes were completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 64,865 samples were collected and submitted for assay.

Table 10-1  Drilling Summary for Santa Cruz Vein Structure at Guanaceví Mines Project (as of December, 2020)

Project	Diamond Drill Holes	Metres
North Porvenir	265	73,218
Porvenir Dos	24	5,062
Porvenir Cuatro	38	10,100
La Prieta	12	2,627
Santa Cruz	146	35,703
Alex Breccia	27	8,614
Milache	51	24,931
Santa Cruz South	23	8,902
El Curso	21	4,254
Total	607	173,412

EDR's drilling exploration programs through 2016 are well described in previous technical reports (HRC, 2015, 2016; Munroe 2013, 2014; Micon 2006, 2008, 2009, 2010, 2011, 2012; Devlin 2007). Exploration programs carried out in 2017 to 2019 have not been included in previous technical reports, to provide continuity, a brief description of these programs is provided in the following paragraphs.

In 2017, underground drilling conducted at Guanaceví focused on exploring the Santa Cruz vein in the (deep) Santa Cruz Mine area (below levels 3352 and 3358) and at the (deep) Central part of the North Porvenir area (between Porvenir and Santa Cruz Mines, below level 3105) (Figure 10‐1). The underground drilling program included a total of 6,794 m in 29 holes, with 2,995 samples submitted for assays.

In 2018, surface and underground drilling were conducted by EDR in the Guanacevi Project. The surface drilling program with the objective to test the Santa Cruz vein at the shallow part of the Porvenir "Comedor" area, totaling 875m in 3 holes and 125 samples collected. The underground drilling program conducted in the both the deep parts of the North Porvenir (below levels 3133 and 3157) and Santa Cruz (below level 3359) mines, the program included a total of 4,816m in 21 drill holes and 1,704 samples submitted for analysis.

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In 2019, EDR carried out underground drilling programs at the (deep) Central and North part of the North Porvenir area (below levels 3105 and 3157) and at the (deep) Santa Cruz mine area (below level 3355), totaling 2,258m in 10 holes, with 894 samples collected and submitted for analysis. In addition, with the acquisition of two mining concessions from Ocampo, EDR started drilling the El Curso claim from the footwall, using some loaders ("cargaderos") as drill stations, located in the ramp that connect the Porvenir 4 and Milache mines, a total of 21 drill holes completed with 4,254m and 1,301 samples collected.

10.4 EDR Drilling Programs and Results (2020)

In 2020, underground drilling conducted by EDR at Guanacevi, focused on exploring the Santa Cruz vein the El Curso property, and included a total of approximately 7,150 m in 24 holes.

The results, since the beginning of the drilling in the El Curso area, have been mostly favorable, reporting high grade values in 87% of the intercepts of the Santa Cruz vein. In 2020, most of the holes drilled intercepted the structure with high grade values ranging from 194 gpt to 2,559 gpt AgEq.

10.4.1 El Curso

In 2020, EDR resumed the underground diamond drilling program in the El Curso area, with the objective to continue defining the mineralized body along the Santa Cruz vein. The underground drilling program included a total of 7,150 m.  (including one-hole extension of 48.8m, from 309.00 to 357.8m in hole UCM-20) in 24 holes and 1,205 samples collected and submitted for analysis to the commercial laboratory SGS, in Durango, México.

Drilling was conducted by Versa Perforaciones S.A. de CV ("Versa"). Versa is a contract drilling company and is independent of EDR.

Tables 10-2 and 10-3 show the details of the holes drilled in the El Curso area.

Table 10-2  2020 Drilling Summary, El Curso

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
UCM-22	226 º	(+)24.5	HQ	216.00	20/01/2020	24/01/2020
UCM-23	226 º	(-)22	HQ	342.00	24/01/2020	03/02/2020
UCM-24	226 º	(-)27.5	HQ	375.00	03/02/2020	13/02/2020
UCM-25	213 º	(-)28	HQ	383.00	14/02/2020	24/02/2020
UCM-26	236 º	(-)27	HQ	354.00	25/02/2020	04/03/2020
UCM-27	222 º	(-)33	HQ	383.60	04/03/2020	14/03/2020
UCM-28	222 º	(-)38	HQ	414.00	17/03/2020	29/03/2020
UCM-29	214 º	(-)22	HQ	293.30	04/08/2020	12/08/2020
UCM-30	215 º	(-)29	HQ	318.00	12/08/2020	25/08/2020

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Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
UCM-31	228 º	(-)28.5	HQ	229.50	28/08/2020	03/09/2020
UCM-32	227 º	(-)41.5	HQ	336.00	03/09/2020	12/09/2020
UCM-33	205 º	(-)37.5	HQ	318.00	14/09/2020	21/09/2020
UCM-34	220 º	(-)38	HQ	296.00	21/09/2020	28/09/2020
UCM-35	238 º	(-)32.5	HQ	282.00	28/09/2020	05/10/2020
UCM-36	250 º	(-)29	HQ	300.00	05/10/2020	10/10/2020
UCM-37	222 º	(-)33.5	HQ	258.00	12/10/2020	16/10/2020
UCM-38	239 º	(-)38	HQ	319.50	16/10/2020	24/10/2020
UCM-39	224 º	(-)25.5	HQ	234.00	26/10/2020	03/11/2020
UCM-40	209 º	(-)24	HQ	208.50	04/11/2020	09/11/2020
UCM-41	238 º	(-)23	HQ	216.00	09/11/2020	13/11/2020
UCM-42	250 º	(-)21	HQ	205.00	13/11/2020	18/11/2020
UCM-43	246 º	(-)29	HQ	275.50	19/11/2020	26/11/2020
UCM-44	255 º	(-)28	HQ	288.00	27/11/2020	05/12/2020
UCM-45	264 º	(-)26	HQ	306.00	05/12/2020	15/12/2020
			Total	7,150.90

Table 10-3  2020 Drilling Summary, El Curso (hole extension UCM-20)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
UCM-20	203 º	(-)29.5	HQ	357.80	29/11/2019 - 28/07/2020	07/12/2019 - 04/08/2020

Figures 10-1 & 10-2  Versa drill rig in station for drill holes UCM-27 and UCM-28

The drilling campaign was carried out from the ramp connecting the Porvenir 4 and Milache mines, from the footwall of the structure of interest, in order to define the Santa Cruz vein in the El Curso claim.

In 2020, the exploration program was mainly focused on the continuity of the mineralized body discovered in 2019, over an area of 550m long by 200m deep (in a grid of approximately 40m centres).

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The results successfully identified a mineralized body between elevations 2,000 and 2,200 masl, between sections 7,750N and 8,300. N. In addition, the mineralized zone extended the Porvenir 4 ore-body between the elevations 2,200 and 2,400 masl.

In 2019 an area where the structure disappeared was defined between sections 8,000N and 8,100N and elevation 2,300 masl. Hole UCM-22, like holes UCM-16 and UCM-18, carried out in 2019, intersected only the andesitic contact, which continues to confirm the wedging of the structure towards the surface from section 8,000N to the north.

The Santa Cruz vein mainly consisted of white and gray quartz, with smaller amounts of calcite and sometimes there is quartz-fluorite or quartz-calcite. Breccia textures are predominantly observed, while the central part of the vein shows massive-banded textures. Structurally, the vein is hosted in andesites in the south-central part of this area and towards the north, close to the limits with the Milache area the structure is in the contact of conglomerate and andesite.

Common minerals observed include, quartz, calcite, fluorite, rhodonite, rhodochrosite, traces of barite, sulfides such as pyrite, chalcopyrite, traces of galena and silver sulfosalts. In the parts where the Santa Cruz fault is close to the vein, minerals such as sericite and other clays are common. Hematite, siltstone and sometimes manganese occur in shallow, near surface sections of core.

Significant results from the Santa Cruz vein are shown in Table 10-4.

Table 10-4 shows the summary of the results of the underground carried out in the El Curso area during 2020. The impacts of the Santa Cruz vein are shown in the longitudinal section in Figure 10-3, as well as the location of the holes in the plan view in Figure 10-4; and typical cross section in Figure 10-5.

Table 10-4  2020 Drilling Results, El Curso

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UCM-20	Santa Cruz Vein	304.35	313.60	9.25	4.97	484	1.18
	Santa Cruz Composite	309.00	315.15	6.15	3.30	763	1.88
	Including	312.85	313.60	0.75	0.40	1,673	4.85
UCM-22	Santa Cruz Vein	177.20	178.95	1.75	1.73	<2	<0.005
	Santa Cruz Composite	177.20	178.40	1.20	1.19	<2	<0.005
	Including	177.20	177.65	0.45	0.44	<2	<0.005
UCM-23	Santa Cruz Vein	304.30	312.75	8.45	4.91	339	1.04
	Santa Cruz Composite	307.90	312.75	4.85	2.82	570	1.78
	Including	308.05	308.60	0.55	0.32	2,422	5.80
UCM-24	Santa Cruz Vein	338.50	352.70	14.20	7.63	314	1.55
	Santa Cruz Composite	344.25	351.00	6.75	3.63	614	3.15
	Including	350.00	351.00	1.00	0.54	2,264	15.16
UCM-25	Santa Cruz Vein	339.40	348.40	9.00	4.84	986	1.43
	Including	347.55	348.40	0.85	0.46	7,451	7.30
UCM-26	Santa Cruz Vein	309.65	319.95	10.30	6.27	630	1.52
	Santa Cruz Composite	311.55	319.95	8.40	5.11	762	1.87
	Including	315.35	316.35	1.00	0.61	2,026	3.50

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UCM-27	Santa Cruz Vein	320.70	339.30	18.60	10.93	995	2.97
	Santa Cruz Composite	322.80	339.85	17.05	10.02	1,085	3.25
	Including	335.65	336.50	0.85	0.50	5,500	14.88
UCM-28	Santa Cruz Vein	364.05	373.20	9.15	5.05	389	1.15
	Including	372.65	373.20	0.55	0.30	986	1.31
UCM-29	Santa Cruz Vein	263.00	267.80	4.80	3.21	2,307	3.15
	Including	264.20	265.10	0.90	0.60	5,002	5.17
UCM-30	Santa Cruz Vein	299.30	306.05	6.75	4.02	1,106	2.45
	Santa Cruz Composite	300.80	306.05	5.25	3.12	1,409	3.13
	Including	305.55	306.05	0.50	0.30	5,454	13.35
UCM-31	Santa Cruz Vein	178.00	184.05	6.05	3.25	102	0.34
	Santa Cruz Composite	179.50	181.35	1.85	0.99	172	0.70
	Including	179.50	180.05	0.55	0.30	274	0.88
UCM-32	Santa Cruz Vein	294.55	303.70	9.15	3.43	54	0.14
	Santa Cruz Composite	299.30	301.45	2.15	0.81	171	0.36
	Including	300.80	301.45	0.65	0.24	302	0.57
UCM-33	Santa Cruz Vein	257.90	267.65	9.75	3.81	369	0.80
	Santa Cruz Composite	261.00	267.65	6.65	2.60	516	1.14
	Including	266.75	267.65	0.90	0.35	1,953	4.81
UCM-34	Santa Cruz Vein	245.40	253.65	8.25	3.62	333	0.66
	Santa Cruz Composite	240.50	252.95	12.45	5.44	336	0.60
	Including	250.00	250.85	0.85	0.37	1,244	2.32
UCM-35	Santa Cruz Vein	231.60	234.60	3.00	1.45	167	0.34
	Including	233.80	234.60	0.80	0.39	247	0.46
UCM-36	Santa Cruz Vein	244.90	251.05	6.15	3.17	274	1.10
	Santa Cruz Composite	239.25	261.65	22.40	11.54	381	0.65
	Including	256.30	256.70	0.40	0.21	3,789	5.78
UCM-37	Santa Cruz Vein	203.30	210.15	6.85	2.98	769	1.42
	Santa Cruz Composite	203.90	212.50	8.60	4.10	653	1.24
	Including	206.45	207.00	0.55	0.26	1,603	2.80
UCM-38	Santa Cruz Vein	272.70	274.15	1.45	0.65	40	0.05
	Santa Cruz Composite	272.70	274.95	2.25	1.00	31	0.05
	Including	273.35	274.15	0.80	0.36	44	0.06
UCM-39	Santa Cruz Vein	172.35	179.40	7.05	4.48	1,553	3.56
	Santa Cruz Composite	173.10	179.40	6.30	4.01	1,726	3.96
	Including	177.65	178.30	0.65	0.41	8,105	8.05
UCM-40	Fw Santa Cruz Vein	162.55	164.80	2.25	1.37	323	0.52
	Fw Santa Cruz Composite	162.55	164.30	1.75	1.07	395	0.64
	Including	162.80	163.35	0.55	0.33	856	1.26
	Santa Cruz Vein	168.75	170.55	1.80	1.10	1,446	3.40
	Including	169.60	170.55	0.95	0.58	1,868	4.51
UCM-41	Santa Cruz Vein	181.85	185.15	3.30	2.05	64	0.10
	Santa Cruz Composite	183.15	185.15	2.00	1.25	97	0.16
	Including	183.90	184.50	0.60	0.37	228	0.39
UCM-42	Santa Cruz Vein	197.70	198.30	0.60	0.34	66	0.14
	Santa Cruz Composite	197.70	199.70	2.00	1.15	42	0.06
	Including	197.70	198.30	0.60	0.34	66	0.14
UCM-43	Santa Cruz Vein	234.60	237.30	2.70	1.49	397	1.09
	Santa Cruz Composite	235.35	237.30	1.95	1.08	518	1.50
	Including	236.85	237.30	0.45	0.25	1,069	3.82

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Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
UCM-44	Santa Cruz Vein	248.50	254.40	5.90	3.43	273	0.68
	Santa Cruz Composite	251.15	254.40	3.25	1.65	530	1.31
	Including	253.75	254.40	0.65	0.33	1,361	4.02
UCM-45	Santa Cruz Vein	269.20	273.10	3.90	1.71	620	1.36
	Santa Cruz Composite	270.25	275.30	5.05	2.21	572	1.27
	Including	272.55	273.10	0.55	0.24	2,304	5.60

Figure 10-3  Longitudinal Section (looking NE) showing intersection points on Santa Cruz vein in the El Curso area

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Figure 10-4  Plan View of the El Curso area

Figure 10-5  Schematic Cross Section 8,070N, El Curso

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11. SAMPLE PREPARATION, ANALYSES AND SECURITY

The sample data relied upon during completion of the mineral resource and reserve estimates presented in this report are from diamond drill core and underground chip channel samples.

11.1 Methods

11.1.1 Underground Sampling

Sampling intervals in each channel range from about 0.3m to 2.5m, with most in the 0.5m to 1.5m range. EDR's geologists use geological criteria to select sample intervals. Quartz vein material is separated from hanging wall and footwall horizons, and internal vein samples are broken out by texture type. Three principal types of vein textures are recognized: (a) massive, (b) banded and (c) brecciated. As much as possible, vein samples are selected to represent mineralization episodes.

Mine samples are collected principally for grade control purposes but are also used to build up a channel sample database for resource estimation purposes. Samples are collected from sill-development and in stopes. Sill-development samples are taken from the face on a blast-by-blast basis. All sampling starts from the footwall and proceeds towards the hanging wall, with sample limits based on geological contacts. In stopes, and in sill development if time permits, samples are taken from the back and footwall sidewall. In general, footwall waste samples are not taken systematically, although at least one footwall sample is normally taken in a sampling session, depending on wherever the footwall is veined or sulfide rich. If the vein or breccia is present in the footwall sidewall, it is sampled. Side-wall channel samples are measured vertically, whilst back samples are measured horizontally. Spacing between channels is generally at 3.0 m intervals but can be increased to 5 m intervals in areas where the geology and grade distribution are well known. Samples are taken using a hammer and chisel.

Sample locations underground are measured from a known reference point, usually an identified topographic control point installed by EDR surveyors. All grade control samples are bagged in heavy duty polyurethane bags with a commercially prepared sample ticket inserted in the bag, and the sample number marked on the bag exterior with marker pen. All sample information is noted in a field notebook and later transferred to daily information sheets in the office. Basic sample information is also noted on sample ticket slips which are stored in the mine geology department office.

11.1.2 Exploration Sampling

EDR's exploration staff are responsible for regional and mine exploration within the Guanaceví mining district, including the management, monitoring, surveying, and logging of surface and underground diamond drilling.

Regardless of which program the core comes from, the process is the same. Core from diamond drilling is placed in boxes which are sealed shut at the drill site. EDR personnel transport the core to the core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are checked and verified; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drillhole.

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All of EDR's surface and underground exploration drillholes are processed at the exploration core facility.

A cutting line is drawn on the core with a colored pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen.

11.2 Sample Preparation and Analysis

11.2.1 Underground Channel Samples

Mine production sampling including plant feed samples and doré, are sent to EDR's in-house Metalurgica Guanaceví (MG) assay laboratory. The MG laboratory has previously been ISO certified (this has not been renewed last year due to COVID travel restrictions) and is set up in a single facility at the Guanaceví mine with separate enclosed sections for sample preparation, fire assay with gravimetric finish, and atomic absorption facilities. The facilities are located within the Guanaceví plant compound and operate 24 hours per day.

Grade control channel samples, which are used for stope-based reserve estimates, are prepared and analyzed at the in-house laboratory. The sample preparation procedure for samples is as follows: Samples are received and checked in by laboratory staff; moist samples are dried for 2 to 4 hours; otherwise samples are crushed to -½ inch in a primary jaw crusher; samples are split using a 1 inch or ½ inch Jones splitter; 100 to 150 g of sample is retained for pulverizing and is put in a metal tray, along with a pulp envelope; remaining coarse rejects are returned to their original bag along with the sample ticket and stored; the 150 g crushed sample is then dried at a temperature of 100° C. The dried sample is pulverized in a ring pulverizer to -80 mesh; the pulverized sample is stored in a numbered envelope. The procedures for the mine channel sample preparation have been the same since 2008.

11.2.2 Exploration Drilling

All exploration drill core is transported under supervision of the EDR's geologist to the secure core storage facility at the Santa Cruz mine site. Sampling procedures typically begin with splitting by either a wheel-driven manual splitting device or an electric diamond-bladed core saw. The wheel-driven manual splitting device is generally used only when the core is badly broken-up and cannot be effectively cut by the diamond-bladed core saw. One half of the core is replaced in the original core box with depth markers, and the other half is bagged with sample tickets and recorded in the sample record. Once samples are bagged, they are transported to an outside laboratory using industry standard chain of custody procedures.

During 2020, all of EDR's exploration samples of rock and drill core were bagged and tagged at the Guanaceví warehouse and shipped to the SGS preparation and analysis laboratory in Durango, Mexico.

Upon arrival at the SGS laboratory, all of the samples are logged into the laboratory's tracking system (LOG-02). The sample is dried at 105 +/-5°C, if received wet or if requested by client. Drying temperatures can vary based on client specific requests or when mercury determination is requested. The next step involves crushing to reduce the sample size to typically 2mm/10meshes (9 mesh Tyler). The sample is then split via a riffle splitter continuously in order to divide the sample into typically a 250g sub-sample for analysis and the remainder is stored as a reject. A rotary sample divider may also be used to split the sample. Pulverizing is done using pots made of either hardened chrome steel or mild steel material. Crushed material is transferred into a clean pot and the pot is placed into a vibratory mill. Samples are pulverized to typically 75 microns/200 mesh or otherwise specified by the client.

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EDR uses a two-phase analysis process of the samples to reduce.

11.2.2.1 First phase

Gold determination with AAS finish (GE_FAA313). Fire Assay consisting of two consecutive pyrometallurgical processes. Results are reported in ppm. In ranges from 0.005 to 10 ppm.

The analytical procedure for Silver and multi-elements is ICP14B and consists of a nitric and hydrochloric acid digestion (aqua regia) with an inductively coupled plasma optical emission spectrometry (ICP-OES) finish. The detection range for silver is 2 to 100 ppm.

11.2.2.2 Second Phase

The method for evaluation of higher-grade silver (+/- gold) mineralization consists of fire assay followed by a gravimetric finish. All samples originally assaying >100 ppm silver and >10 ppm gold are then re-assayed using the methods GO_FAG313 (Ag determination only) and GO_FAG303 (Gold determination only). A 30-g nominal pulp sample weight is used. Lower detection limits are 0.5 ppm for the gold assay and 10 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. Over-limits (>10,000 ppm) determined for copper, lead and zinc by ICP are re-analyzed using optical emission spectroscopy (OES). The method ICP90Q consists of a sodium peroxide of fusion and extracted with nitric acid with ICP-OES finish. The detection ranges are 0.01% to 30% for copper, lead and zinc.

SGS is an independent, ISO-certified, analytical laboratory company which services the mining industry around the world. SGS employs a rigorous quality control system in its laboratory methodology as well as a system of analytical blanks, standards and duplicates.

SGS Minerals Services in Durango is accredited by the Standards Council of Canada (SCC) for specific mineral tests listed on the scope of accreditations to the ISO/IEC 17025 standard. The methods FAA313, GE_ICP14B, FAG313, FAG303 and ICP90Q are currently listed on the scope. ISO/IEC addresses both the quality management system and the technical aspects of operating a testing laboratory. You can get a copy of the current scope in the SCC website www.scc.ca.

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11.3 Quality Control / Quality Assurance (QA/QC) program

QA/QC processes are divided into two separate programs. One for in mine channel grade control samples which have only a minor influence on the resource and reserve calculations at the end of each year as only the most recent samples at the margins of developed and mined areas influence the block model. The exploration drilling and sampling follows a separate QA/QC regime.

11.3.1 Underground Channel Sample QA/QC

In order to monitor the sampling, preparation and assaying process EDR has established a QA/QC program, in an effort to control or minimize possible errors, including the use of duplicate, blanks, standards and cross checks.

The QA/QC protocol for production samples involves repeat assays on pulp and coarse reject material, along with in-house prepared blanks and control samples. No commercially available standards were used in 2020 as part of the Geology Department QA/QC program however, the laboratory does use these as part of its internal QA/QC monitoring process (as well as its own blanks). EDR creates standards in-house using selected pulp rejects which are prepared by a third-party laboratory. Roughly 3% to 5% of production grade control sample are submitted for re-assay.

11.3.1.1 Blank Performance

In August 2009, the geology department began collecting and sending blanks along with production samples. This practice is ongoing. Currently, blanks are inserted at a frequency of approximately 1 sample per day. Blanks are collected as run-of-mine material from waste headings such as the development ramps. These samples are usually of sufficiently low silver grade to be useful in detecting laboratory errors such as sample swaps and contamination, however, there is always the possibility that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected.

Results of the blank assays are shown in Figures 11-1 and 11-2. Approximately 2.5% of the 550 samples sent for assay in 2020 returned silver grades greater than 20 times the detection for silver and 4.5% were between 5 and 20 times the detection limit for silver. Sample values less than 25 g/t (5x detection) are considered acceptable.

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Figure 11-1  Production Samples Blank Analysis for Silver

Gold values were slightly better with only 1.5% of the 358 samples sent for assay returning gold grades greater than 20 times the detection, and 3.3% between 5 and 20 times the detection limit for gold. Sample values less than 0.15 g/t (5x detection) are considered acceptable.

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Figure 11-2  Production Samples Blank Analysis for Gold

11.3.1.2 Precision Demonstrated by Duplicate Results

Maximum-minimum scatter plots for duplicate samples are shown in Figure 11-3 through Figure 11-8. In general, results of the duplicate re-assays indicate a good correlation for silver and moderate to poor correlation for gold. Acceptable variance for pulp duplicates is 10%. Silver pulps show a 11% failure rate while gold shows a 23% failure rate.

Acceptable variance rate for coarse reject duplicates is 20%. Silver rejects show a 28% failure rate while gold shows a 24% failure rate.

Finally, variance for mine re-sample duplicates is 30%. Silver duplicates show a 46% failure rate while gold shows a 28% failure rate.

Silver pairs with a mean value of 10x the detection limit were excluded. Gold pairs with a mean value of 15x the detection limit were excluded. The higher failure rate may be caused by low precision near the origin. Eliminating pairs that are close to detection will reduce the failure rate. Overall the results are acceptable but could be improved

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Figure 11-3  Silver Pulp Duplicates

Figure 11-4  Gold Pulp Duplicates

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Figure 11-5  Silver Reject Duplicates

Figure 11-6  Gold Reject Duplicates

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Figure 11-7  Silver Field Duplicates

Figure 11-8  Gold Field Duplicates

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11.3.1.3 Mine Standard Reference Material

No mine standards are used in the grade control sampling QA/QC program at Guanacevi.

11.3.1.4 Accuracy Demonstrated by Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

For the mine grade control sampling no check assays were sent to secondary labs for analysis in 2020.

11.3.2 Summary of the 2017 to 2019 Surface and Underground Exploration Programs

A summary of the surface and underground drilling programs carried out during 2017 to 2019 is described below.

The protocols and procedures are the same as those used by EDR to date and are shown in chapter 11.3.3.

The summary of the control samples used during these programs is shown in Table 11-1.

Table 11-1  Summary of Control Samples Used for Exploration Programs from 2017 to 2019

Samples	2017		2018		2019
	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)	No. of Samples	Percentage (%)
Duplicate	106	5.1%	85	5.2%	106	4.8%
Blank	121	5.8%	95	5.8%	112	5.1%
Standard	108	5.2%	81	4.9%	94	4.3%
Normal	1978	94.8%	1568	95.1%	1,883	85.8%
Total	2086	100%	1649	100%	2,195	100%
Cross Check	122	5.8%	87	5.3%	115	5.2%

In general, the QA/QC programs had acceptable behaviors, a summary of the blanks, duplicate, standard reference material and check assays is described below:

For blanks, from 2017 to 2019, only one sample returned outside the upper limit during the 2017 QA/QC program, but is not associated to a mineralized zone, and the value is not significant comparing the contiguous samples in the hole.

Graphical analysis of the duplicate samples, showed moderate correlation coefficients for gold (0.6 & 0.5) during the 2017 and 2018 programs, due to most of the values are near the detection limit and any variation between the original and duplicate value is magnified, the correlation coefficients for silver are good to high (0.84 & 0.93). Correlations coefficients for the 2019 program are excellent for both gold and silver (>0.99).

The standard reference materials used during EDR's drilling programs (2017 to 2019) are described in Table 11-2.

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Table 11-2  Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs (2017 to 2019) at Guanacevi

Year	Reference Standard	Reference Number	Reference Source	Control Limits
				Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re-calculated Mean Value Au (g/t)	Re-calculated Mean Value Ag (g/t)
2017	EDR-39	CDN-ME-1305	Cdn Resource Lab	1.92	231	1.9	227
	EDR-43	CDN-ME-1307	Cdn Resource Lab	1.02	54	1.02	55
	EDR-44	CDN-ME-1407	Cdn Resource Lab	2.12	245	2.12	240
2018	EDR-46	CDN-ME-1413	Cdn Resource Lab	1.01	52	1.03	52.13
	EDR-47	CDN-ME-1604	Cdn Resource Lab	2.51	299	2.59	302.72
2019	EDR-46	CDN-ME-1413	Cdn Resource Lab	1.01	52.2	1.02	52.51
	EDR-49	CDN ME-1605	Cdn Resource Lab	2.85	269	2.83	271.64

EDR's general rules for the Standard Samples and the required actions are described in Table 11-3.

Table 11-3 General Rules for Standard Samples.

Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL	Acceptable	N/A	No action required
(Single result; not consecutive)
< 2 - 3 SD	Warning	YES	Re-Analyse samples
(Two or more consecutive samples)		NO	No action required
> 3 SD	Warning	YES	Re-Analyse samples
(Single result; not consecutive)		NO	No action required
> 3 SD	Failure	N/A	Re-Analyse samples
(Consecutive Samples)
N/A Not Applicable

Results of each standard are reviewed separately and the analysis of the behavior of these materials and the taken actions are summarized in Table 11-4.

Table 11-4 Summary of Analysis of Standard Reference Materials (2017 to 2019).

Year	Standard Reference	Element	Observations	Comments
2017	EDR-39	Au	One sample (DH56848) between plus two to three standard deviations from CL, not consecutive.	No action required
	EDR-43	Ag	Two samples (DH57914 and DH59095) between plus two to three standard deviations, not consecutive.	No action required
	EDR-44	Ag	One sample (DH58485) between plus two to three standard deviations, not consecutive.	No action required
2018	EDR-46	Au	Within established limits.	No action required
		Ag	Within established limits.	No action required
	EDR-47	Au	Within established limits.	No action required
		Ag	One sample (DH59645) between plus two to three standard deviations, not consecutive.	No action required
2019	EDR-46	Au	Within established limits.	No action required
		Ag	One sample (DH61541) between plus two to three standard deviations, not consecutive.	No action required
	EDR-49	Au	Within established limits.	No action required
		Ag	Two samples (DH61473 & DH61799) between plus two to three standard deviations, not consecutive.	No action required

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During the 2017 to 2019 programs, all standard samples within established protocols.

Check analyses at a secondary laboratory showed high correlation coefficients (>0.93) for both gold and silver during the 2017 to 2019 programs.

11.3.3 Underground Exploration (2020)

During 2020, drilling was supported by a QA/QC program to monitor the integrity of assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying is also conducted at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

A total of 1,205 samples, including control samples, were submitted during Endeavour Silver's underground drilling program at Guanaceví from January 2020 through March 2020 and from July 2020 to December 2020, as shown in Table 11-5.

This year, for Guanaceví, preparation and analysis were carried out at the SGS de México Laboratory, in Durango, México.

A total of 64 pulps were also submitted for check assaying to ALS Minerals (preparation facility in Zacatecas, México and analysis at ALS Vancouver).

Table 11-5  Summary of Control Samples Used for the 2020 Underground Exploration Program

Samples	No. of Samples	Percentage (%)
Duplicate	51	4.2%
Blank	60	5.0%
Standard	58	4.8%
Normal	1,036	86.0%
Total	1,205	100%
Cross Check	64	5.3%

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EDR's sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet, Figure 11-9.

Figure 11-9  Flow Sheet for Core Sampling, Sample Prep and Analysis

11.3.3.1 Underground Exploration Blank Performance

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used for EDR's drilling programs at the Guanacevi project comes from a non-mineralized rhyolite quarry located in the Porvenir 4 area. The results of previous sampling show that the values are below the detection limit and thus adequate to be used in the exploration programs. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples, with a total of 60 blank samples (5%) submitted.

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The control limit for Blank samples is 10 times the minimum limit of detection of the assay method of the element. For gold is 0.05 ppm and for silver 20 ppm (graphically showed 4 ppm).

No blank samples returned assay values above the tolerance limit for both gold and silver, which is why it is considered that the assay results for the drilling programs are for the most part free of any significant contamination (Figures 11-10 and 11-11).

Figure 11-10  Control Chart for Gold Assay from the Blank Samples Inserted into the Sample Stream

Figure 11-11  Control Chart for Silver Assay from the Blank Samples Inserted into the Sample Stream

11.3.3.2 Precision Demonstrated by Duplicate Results

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by EDR personnel at the core storage facility at the Guanaceví mines project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and cut again in half and then select the opposite quarters to be sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

A total of 51 duplicate samples were taken, representing 4.2% of the total samples.

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Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or both.

For the duplicate samples, graphical analysis shows high correlation coefficient for both gold (>0.98) and silver (>0.91). Scatter diagrams for core duplicate samples are shown in Figures 11-12 and 11-13.

Figure 11-12 Graph of the Original versus Duplicate Sample for the Gold Assays from EDR's Guanaceví Drilling Program

Figure 11-13  Graph of the Original versus Duplicate Sample for the Silver Assays from EDR's Guanaceví Drilling Program

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11.3.3.3 Underground Exploration Standard Reference Material

EDR uses commercial reference standards to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from an internationally recognized company (CDN Resource Laboratories Ltd.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to EDR, along with a certificate of analysis for each standard purchased.

In 2020, a total of 58 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Three different standards were submitted and analyzed for gold and silver. The reference standards used during EDR's drilling programs are described in Table 11-6.

Table 11-6  Summary of the Standard Reference Material Samples Used During the EDR's Drilling Programs at Guanacevi

Reference Standard	Reference Number	Reference Source	Control Limits
			Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re-calculated Mean Value Au (g/t)	Re-calculated Mean Value Ag (g/t)
edr-46	CDN-ME-1413	Cdn Resource Lab	1.01	52.2	NA	NA
edr-49	CDN ME-1605	Cdn Resource Lab	2.85	269.0	NA	NA
edr-51	CDN ME-1806	Cdn Resource Lab	3.43	365	3.40	374.62
NA= Not Applicable

For each of the three standards used with greater than 25 sample results from the primary lab (SGS) it was recalibrated the mean and standard deviation using available data. This is an acceptable practice implemented by some Companies to strengthen the control limits (CL) utilized in an ongoing QC program, with a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-7.

Table 11-7  Basis for Interpreting Standard Sample Assays

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or calculated value (mean) of standard reference material
LL	Minus 2 standard deviations from the mean

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EDR's general rules for the Standard Samples and the required actions are described in Table 11-8.

Table 11-8 General Rules for Standard Samples.

Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL	Acceptable	N/A	No action required
(Single result; not consecutive)
< 2 - 3 SD	Warning	YES	Re-Analyse samples
(Two or more consecutive samples)		NO	No action required
> 3 SD	Warning	YES	Re-Analyse samples
(Single result; not consecutive)		NO	No action required
> 3 SD	Failure	N/A	Re-Analyse samples
(Consecutive Samples)
N/A Not Applicable

Results of each standard are reviewed separately and the analysis of the behavior of these materials and the taken actions are summarized in Table 11-9.

With the exception of the cases mentioned in Table 11-9, most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the SGS assays agrees well with the mean value of the standard.

Examples of control charts generated by EDR are shown in Figures 11-14 to 11-19 for the standard reference materials.

Table 11-9 Summary of Analysis of Standard Reference Materials.

Reference Standard	Element	Observations	Comments
EDR-46	Au	Within established limits.	No action required
	Ag	One sample (DH63870) between plus two to three standard deviations from CL, not consecutive.	No action required
		One sample (DH64302) between plus two to three standard deviations from CL, consecutive with DH63910 (>3 std), mineralized zone.	Batch Re-Assayed
		One sample (DH63699) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
		One sample (DH63910) greater than 3 standard deviations, mineralized zone.	Batch Re-Assayed

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Reference Standard	Element	Observations	Comments
EDR-49	Au	One sample (DH64259) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
	Ag	Two samples (DH63890 and DH64259) between plus two to three standard deviations, not consecutive.	No action required
		Two samples (DH63643 and DH63778) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
		One sample (DH64214) greater than 3 standard deviations, mineralized zone.	Batch Re-Assayed
EDR-51	Au	One sample (DH64359) between plus two to three standard deviations, not consecutive.	No action required
	Ag	Three samples (DH64590, DH64678 and DH64712) between plus two to three standard deviations, not consecutive.	No action required
		Two samples (DH64338 and DH64570) greater than 3 standard deviations, not consecutive, no mineralized zone.	No action required
		Two samples (DH64381 and DH64401) greater than 3 standard deviations, consecutive.	Batchs Re-Assayed

Figure 11-14  Control Chart for Gold Assays from the Standard Reference Sample EDR-46

Figure 11-15  Control Chart for Silver Assays from the Standard Reference Sample EDR-46

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Figure 11-16  Control Chart for Gold Assays from the Standard Reference Sample EDR-49

Figure 11-17  Control Chart for Silver Assays from the Standard Reference Sample EDR-49

Figure 11-18  Control Chart for Gold Assays from the Standard Reference Sample EDR-51

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Figure 11-19  Control Chart for Silver Assays from the Standard Reference Sample EDR-51

Re-Assays

The recommended value showed some values of silver to be outside the tolerance limits, thus, five batches, totaling 63 samples, were re-analyzed (SGS).

The scatter diagrams for silver show high correlation coefficient (>0.99), which indicates that the original values are validated.

Note that in the batch were inserted again the corresponding standard (EDR-46, EDR-49, or EDR-51) for analysis.

Table 11-10 show the original vs re-assays values of the re-analyzed batches.

Figure 11-20 shows the correlation between the values of Silver.

Table 11-10 Comparative Table of Original vs Re-assays Values.

Sample	SGS_Au	SGS_Ag	ReSGS_Au	ReSGS_Ag	Standard Reference
DH63905	1.35	627.8	1.30	619.0
DH63906	1.34	534.2	1.27	531.1
DH63907	2.75	566.9	2.46	567.8
DH63908	1.84	710.5	1.65	738.0
DH63909	1.03	362.7	1.04	360.3
DH63910	1.12	61.0	0.96	55.0	EDR-46
DH63911	0.88	262.2	0.84	255.5
DH63912	1.31	985.9	1.39	1029.2
DH63913	0.05	119.2	0.04	121.6
DH63914	0.06	59.0	0.05	64.0
DH63915	0.15	59.0	0.13	59.0
DH63916	0.03	33.0	0.02	34.0
DH64296	1.13	310.3	1.09	297.5
DH64297	3.10	363.2	3.11	347.7
DH64298	0.28	34.0	0.27	36.0

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Sample	SGS_Au	SGS_Ag	ReSGS_Au	ReSGS_Ag	Standard Reference
DH64299	2.25	201.3	2.38	172.0
DH64300	2.30	600.5	2.18	585.1
DH64301	0.21	65.0	0.20	77.0
DH64302	1.02	56.0	1.08	59.0	EDR-46
DH64303	0.28	127.6	0.26	124.8
DH64304	1.05	377.7	1.02	369.5
DH64305	1.20	323.3	1.18	307.1
DH64306	1.65	987.7	1.59	991.8
DH64307	0.03	249.5	0.04	242.1
DH64209	0.16	136.3	0.16	135.7
DH64210	1.01	601.4	1.03	598.4
DH64211	0.67	502.5	0.65	490.3
DH64212	0.15	125.6	0.15	121.9
DH64213	0.26	214.6	0.27	193.8
DH64214	2.98	296.5	2.87	277.3	EDR-49
DH64215	0.03	113.7	0.03	112.9
DH64216	0.01	65.0	0.02	68.0
DH64217	0.02	61.0	0.01	55.0
DH64218	0.05	20.0	0.06	24.0
DH64219	0.38	129.7	0.39	117.9
DH64220	0.39	163.5	0.40	159.8
DH64375	0.01	4.0	0.01	3.0
DH64376	0.01	<2	0.01	<2
DH64377	0.01	<2	0.01	<2
DH64378	0.01	4.0	0.01	5.0
DH64379	0.01	3.0	<0.005	3.0
DH64380	0.02	<2	0.01	<2
DH64381	3.56	403.6	3.55	361.7	EDR-51
DH64382	0.05	4.0	0.05	4.0
DH64383	0.02	<2	0.01	<2
DH64384	0.05	<2	0.05	<2
DH64385	0.06	<2	0.06	<2
DH64386	0.11	<2	0.10	<2
DH64387	0.06	2.0	0.06	<2
DH64394	0.02	16.0	0.02	13.0
DH64395	0.02	15.0	0.02	15.0
DH64396	0.02	5.0	0.01	4.0
DH64397	0.05	35.0	0.05	30.0
DH64398	0.06	44.0	0.05	49.0
DH64399	0.04	15.0	0.03	17.0
DH64400	0.01	3.0	0.02	3.0
DH64401	3.38	398.7	3.15	378.5	EDR-51
DH64402	0.02	<2	0.01	<2

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Sample	SGS_Au	SGS_Ag	ReSGS_Au	ReSGS_Ag	Standard Reference
DH64403	0.01	<2	0.01	<2
DH64404	0.03	17.0	0.02	13.0
DH64405	0.02	3.0	0.01	2.0
DH64406	0.04	36.0	0.05	35.0
DH64407	0.01	6.0	0.01	12.0

Figure 11-20  Graph of the Original versus Re-Assayed Silver Samples

11.3.3.4 Underground Accuracy Demonstrated by Check Assays

To evaluate the accuracy of the primary laboratory, EDR periodically conducts check analyses. Random pulps are selected from original core samples and send to a second laboratory to verify the original assay and monitor any possible deviation due to sample handling and laboratory procedures. EDR uses the ALS-Minerals laboratory, for check analyses.

A total of 64 pulps were sent to a third-party laboratory (ALS) for check analysis. This amounts to approximately 5.3% of the total samples taken during the drilling program.

Correlation coefficients are high (>0.86) for both silver and gold, showing a high level of agreement between the original SGS assay and the ALS-Minerals check assay. Figure 11-21 and Figure 11-22 show the correlation between the values of Gold and Silver.

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Figure 11-21  Scatter plot of Check Assays for Gold

Figure 11-22  Scatter plot of Check Assays for Silver

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11.4 Adequacy of Data

EDR's QP concludes that the exploration and production sample preparation, security and analytical procedures are correct and adequate for the purpose of this technical report.  The sample methods and density are appropriate, and the samples are of sufficient quality to comprise a representative, unbiased database.

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12. DATA VERIFICATION

The mineral resource estimate presented in report Section 14 is based on the following information with an effective date of December 31, 2020:

  Discussions with EDR personnel;

  Personal investigation of the Guanaceví Project office;

  A surface exploration and underground drilling database received as csv files;

  Production channel sample database received as csv files;

  3D vein models for 9 veins;

  Polygonal 2D vein models for Epsilon-Soto, La Blanca, Mi Niña, and Buena Fe with resource and reserve calculations;

  The Technical Report "NI43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project Durango State Mexico" dated March 3, 2017 and authored by Hard Rock Consulting, LLC;

12.1 Database Audit

The surface drilling, underground drilling, and underground channel samples were combined into a single database for mineral resource estimation. The QP conducted a thorough audit of the current EDR exploration and operation sample databases.  The following tasks were completed as part of the audit:

  Performed a mechanical audit of the database;

  Validated the geologic information compared to the paper logs;

  Validated the assay values contained in the exploration database with assay certificates from the EDR Guanaceví mine laboratory; and

  Validated the assay values contained in the 2D polygonal long sections by comparing with select, relevant historical assays and the original drawings.

The audit was limited to the lithology, assay, drillhole collar, and survey data contained in the exploration database as those fields have the greatest impact on mineral resource estimation.

12.2 Mechanical Audit

A mechanical audit of the combined database was completed using Leapfrog Geo® software. The database was checked for overlaps, gaps, duplicate channel samples total drillhole length inconsistencies, non-numeric assay values, and negative numbers. No material deficiencies were identified.

12.3 External Data Verification

A number of independent technical reports were prepared on the project prior to 2020. These are listed in section 2.2. No material issues were identified in these reports.

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12.4 Adequacy of Data

The QP has reviewed check assay programs, including continuous QA/QA checks conducted by the geology team and believes the programs provide adequate confidence in the data.  Samples that are associated with failures and the samples associated with erroneous blank samples are infrequent and are reviewed prior to inclusion in the production database. No material issues with the data or the project database were identified at that time. As a result of the data verification, the QP concludes that the database is acceptable for use in mineral resource and mineral reserve estimation and can be used to support mine planning.

All drill cores and cuttings from EDR's drilling have been photographed.  Drill logs have been digitally entered into exploration database organized and maintained in Vulcan. The split core have been securely stored and are available for further checks.

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13. MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Metallurgical Testing

Guanacevi has a long operating history and metallurgical recoveries are well documented. No recent testing was undertaken by Endeavour Silver. Test work conducted in 2012 is summarized in section 13.1

13.1.1 Mineralogy

Several ore and cyanide leach residues were analyzed at the University of San Luis Potosi in 2012:

  Mill feed combined ore

  Porvenir North ore and cyanide leach residue

  Porvenir 2 ore and cyanide leach residue

The most abundant silver mineral was argentite (Ag2S). The less frequent minerals were stromeyerite, not specified sulfosalts, native silver and gold in various sizes and occluded in quartz or Mn-oxides. The size of silver and gold mineral grains varies from less than 1 micrometer (native gold and silver) up to 120 micrometers (Argentite) (Table 13-1). Metal sulfides were found (Pyrite, Sphalerite, Galena, and Arsenopyrite) (Table 13-2).

Table 13-1  Silver and Gold Distribution in Ore and Leach Residue Samples

Mill feed ore	Porvenir 2 ore	Porvenir 2 Leach Residue	Porvenir 4 ore	Porvenir 4 Leach Residue
Ag 295 gpt	Au 1.6 gpt	Au 0.30 gpt	Au 2.1 gpt	Au 0.6 gpt
Au 2.1 gpt	Ag 261 gpt	Ag 132 gpt	Ag 234 gpt	Ag 53 gpt
100% of silver as Argentite Ag2S from which 80% is liberated, size from 9 to 20 μm, and 20% is locked in quartz.

96% of silver as Argentite Ag2S from which 85% is liberated, size from 35 to 120 μm, and 15% is associated with Stromeyerite, Galena and Pyrite as particles with size <3μm; 4% of silver as Stromeyerite (Ag,Cu)2S and associated with Argentite.

100% of silver as native silver in particles smaller than <1μm.

Argentite (Ag2S) grains smaller than 10 μm and locked in Mn,Ca-oxides. Stromeyerite, (Ag,Cu)2S, particles smaller than 10 μm and locked in Mn,Ca-oxides; Ag-sulfosalts grains smaller than 10 μm and locked in Mn,Ca-oxides.

Argentite Ag2S particles smaller than 5 μm; As native gold in particles smaller than 1μm.

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Table 13-2  Summary of Mineralogical Analysis of Ore and Leach Residue Samples

Mineral	Mill feed ore	Porvenir 2 Ore	Porvenir 2 Leach residue	Porvenir 4 Ore	Porvenir 4 Leach residue
Ag-minerals	0.035	0.03	0.01	0.037
Sphalerite	0.27	0.08	0.08
Arsenopyrite		0.019
Galena	0.1	0.028
Pb-minerals			0.03
Pyrite	0.88	2.88	1.34	1.2	1.18
Fe-oxides	1.1		1
Mn-oxides	1.2		1	2.5
Mn-minerals		1.2
Quartz	57.5	90	90	80.5	83
K-Feldspar	37.2	5
Ca,Fe-silicates				14	14
Kaolinite			6.04
Barite			0.5
Others	1.66	0.76		1.8	1.82

13.1.2 Flotation

Flotation of Santa Cruz ore recovered 75% of silver and 82% of gold obtaining a saleable concentrate with silver grade 11 kg/t. However, the flotation recovery is lower than by cyanide leaching and in addition the concentrate sale costs are considerably higher than Dore selling costs. Both lower recovery and higher sale costs make flotation less economic option than cyanide leach.

13.1.3 Hot cyanide leach

Hot cyanide leach tests showed faster leaching rate. An economic evaluation suggests that it is not economic at this time.

13.1.4 Leach tests of exploration samples (Milache)

Bottle roll tests conducted on the Milache vein resulted in relatively high metal recoveries as presented in Table 13-3.

Table 13-3  Results of Bottle Roll Tests on Milache Ore Samples

Sample	Head grade		Recovery
	Au g/t	Ag g/t	% Au	% Ag
MCHT-01	1.53	434	98.0%	92.4%
MCHT-02	0.89	375	96.5%	90.8%
MCHT-03	0.9	292	98.9%	92.1%
MCHT-04	2.52	1105	98.7%	96.3%

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13.2 Process Plant

The current process plant is discussed in Section 17.2.

13.3 Comments on Section 13

The Guanaceví mine has a long history of successful operation and processing and has plans to continue. The QP is of the opinion that the level of metallurgical testing is appropriate for the duration of the life of the mine plan and is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the Guanaceví mines ore.

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14. MINERAL RESOURCE ESTIMATES

Dale Mah, P.Geo., VP Corporate Development with Endeavour Silver is responsible for the estimation of the mineral resource herein. Mr. Mah is a qualified person as defined by NI 43-101 and is not independent of EDR. Mineral resources for the Guanaceví mine Project was estimated from drillhole data, constrained by geologic vein boundaries with an Ordinary Kriging ("OK") algorithm using Vulcan software. The metals of interest at Guanaceví are gold and silver.

The Mineral Resources contained within this Technical Report have been classified under the categories of Measured, Indicated and Inferred in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards - For Mineral Resources and Mineral Reserves", prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. Classification of the resources reflects the relative confidence of the grade estimates.

14.1 Density

EDR applied a density of 2.60 t/ m3 to convert volume into tonnage. The density is taken directly from the global average from the drillhole SG value. EDR has completed 694 bulk sample density measurements (Table 14-1). A specific gravity value of 2.60 based on past production data was used for converting volumes to tonnes for the December 2020 resources. This value is within the acceptable range based on the results to date.

Table 14-1  Statistical Summary of Density Data

Statistics	Santa Cruz Vein
Number of Data	694
Mean	2.65
Median	2.66
Standard Deviation	0.129
Sample Variance	0.016
C.V.	0.048
Minimum	2.05
Maximum	3.11
Range	1.06

14.2 Methodology

The Guanaceví mineral resource is comprised of 13 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (4 veins) or as 3-dimensional ("3D") block model (9 veins). The 3D models have been split into 5 areas based on the vein location within the deposit. Table 14-2 summarizes the vein by the modeling method and area.

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Table 14-2  Summary of Veins included in the Mineral Resource Estimate

Santa Cruz Area
	Vein	Strike˚	Dip˚	Dip Direction˚
	Santa Cruz	142	52	232
	A12 Principal	142	52	232
Porvenir Norte
	Vein	Strike˚	Dip˚	Dip Direction˚
	Porvenir North	142	52	232
	Porvenir North FR	142	52	232
El Curso
	Vein	Strike˚	Dip˚	Dip Direction˚
	El Curso South	135	60	225
	El Curso Center	135	60	225
Milache
	Vein	Strike˚	Dip˚	Dip Direction˚
	Milache	135	60	225
	Milache FW	135	60	225
Santa Cruz South
	Vein	Strike˚	Dip˚	Dip Direction˚
	Santa Cruz South	142	70	225
	Santa Cruz South FW1	142	70	225
	Santa Cruz South FW2	142	70	225
	Santa Cruz South HW1	142	70	225
2D Veins
	Vein	Strike˚	Dip˚	Dip Direction˚
Epsilon Soto	Soto	-	57	-
	HW Soto	-	45	-
	FW Soto	-	65	-
	Epsilon	-	85	-
	Manto	-	15	-
	La Blanca	-	71	-
	Mi Niña	-	70	-
	Buena Fe	-	45	-

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14.3 Vertical Longitudinal Projection

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Figure 14-1 displays the VLP for the Epsilon - Soto veins. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

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Figure 14-1  VLP Showing the Epsilon - Soto Vein with Indicated (blue), and Inferred (grey) Resource Blocks

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14.3.1 Composite Calculations

Composites for 2D estimates are calculated from drillhole intercepts and trench samples. The samples are grouped into a uniform composite length by using a length weighted average to determine the grade. A single or multiple composites are then used to determine the average grade of a resource block.

14.3.2 Area and Volume Calculations

The dip of the vein and true thickness are known variables. Volume is calculated by multiplying the area of the resource block by the horizontal thickness. The horizontal thickness is used for volume calculations to compensate for the reduction in area when translating the vein to a VLP (Figure    14-2).

Figure 14-2  Cross Section Diagram of VLP Method

14.3.3 VLP Mineral Resource Classification

The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

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14.4 3D Block Model Method

14.4.1 Geologic Model

EDR constructed the vein models using Vulcan. Nine veins were modeled using a linear interpolation methodology between drilllholes and channel samples.  Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces on a vertical plane where the Z direction represents vein width. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, surface topography. Figures 14-3 through 14-5 are orthogonal view of the modeled veins.

Figure 14-3  Santa Cruz Vein - Milache Area and El Curso Area divided by a green line. Milache HW in red.

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Figure 14-4  Transverse Section in Milache Area

Figure 14-5  Santa Cruz South Veins clipped by concession limits

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14.4.2 Block Model

The 3D geologic solids were converted to block models using Vulcan. Five block model prototypes were created for each structural regime. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 3m x 3m was determined to be an appropriate size along strike and down dip. The blocks for thickness were sub-blocked to the vein thickness. A summary of the block model parameters is shown in Table 14-3. The volume, tonnage, and average statistics for sample length, silver, and gold are presented in Table 14-4.

Traditional 3D narrow vein estimates can require the assumption of a constant dip and dip direction. However, narrow vein deposits often exhibit subtle changes in strike and dip. In order to account for changes in orientation, the block model and composites are projected onto a 2D plane. Doing so removes the problem of fluctuating strike and dip, while adding the benefit of simplifying the variogram modeling process.

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Table 14-3  Guanaceví Block Model Parameters

Model Prototype	Vein	Origin			Rotation			Block Extent			Sub Block Size			Maximum Extent
		X	Y	Z	Z	Y	X	X	Y	Z	X	Y	Z	X	Y	Z
BM_MIL_EC_AGO20	VN_V1_MIL-EC_2020	399,003	2,868,059	1,800	45	-30	0	390	1500	900	0.1	3	3	3999,393	2,869,559	2,700
	VN_MCH2_2020
BM_V1_Sep2019	VN_V1_SEP2019	401,130	2,865,430	1,760	52	-38	0	270	2790	960	0.1	3	3	401,400	2,868,220	2,720
BM_SCS_AGO20	VN_SCS1_2020	402,200	2,864,091	1,871	52	0	0	303	651	552	0.5	1	1	402,503	2,864,742	2,423
	VN_SCS2_2020
	VN_SCS3_2020
	VN_SCS4_2020
BM_POR_FR_SEP20	VN_POR_2020	400,257	2,329,698	2,230	52	-38	0	512	100	0	0.1	3	3	398840	2869930	2550
BM_EC_DIC2020	VN_EC_DIC2020	399,003	2,868,059	1,800	45	-30	0	390	999	900	0.1	3	3	399393	2,869,058	2700

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Table 14-4  Vein Model Sample Statistics

Vein	Volume Wireframes	Tonnage Wireframes	Volume Block Model	Tonnage Block Model	Diff.
	(m3)	(tonne)	(m3)	Length (%)%
BM_MIL_EC_AGO20	2,958,698	7,692,615	2,957,377	7,689,181	-0.04
BM_V1_Sep2019	2,196,058	5,709,750	2,196,605	5,709,797	0.02
BM_SCS_AGO20	456,412	1,186,671	455,744	1,184,935	-0.14
BM_POR_FR_SEP20	1,049,654	2,729,101	1,049,715	2,729,259	0.01
BM_EC_DIC2020	1,354,322	3,521,239	1,354,254	3,521,061	-0.01

14.4.3 Compositing

The master database at the mine is contained in a Vulcan Isis® database. The assays intervals used to define the hanging wall and footwall intercepts within each vein were composited into separate intercepts for each drillhole or channel samples. Composite summary statistics for silver and gold are presented in Tables 14-5 and 14-6 respectively.

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Table 14-5  Composite Silver Summary Statistics within Veins

Silver Assay Statistics
Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
v1-mil1	Milache	Porvenir4	4,760	0.0	16,732	471	887	1.88
mil2	Milache Hw	Porvenir4	2,095	0.0	13,672	579	983	1.70
v1-ec	El Curso South	Porvenir4	1,679	0.5	31,561	671	1427	2.12
v1-ec	El Curso Center	Porvenir4	488	0.0	81,04	528	933	1.76
scs1	Santa Cruz South	Santa Cruz Sur	1,201	0.5	5,488	240	333	1.38
scs2	Santa Cruz South FW1	Santa Cruz Sur	24	2.8	783	184	203	1.10
scs3	Santa Cruz South FW2	Santa Cruz Sur	49	1.0	12,40	173	213	1.24
scs4	Santa Cruz South HW1	Santa Cruz Sur	17	0.9	1,800	250	401	1.61
por1	Porvenir North Fr	Porvenir Norte	10,087	0.3	2,000	339	389	1.15
v1	Santa Cruz	Santa Cruz	18,486	0.0	28,539	351	662	1.89

Table 14-6  Composite Gold Summary Statistics within Veins

Gold Assay Statistics
Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
v1-mil1	Milache	Porvenir4	4,760	0.0	42	1.00	2.07	2.06
mil2	Milache Hw	Porvenir4	2,095	0.00	33	1.44	2.58	1.79
v1-ec	El Curso South	Porvenir4	1,679	0.01	133	1.72	4.73	2.74
v1	El Curso Center	Porvenir4	488	0.01	16	1.30	2.24	1.73
scs1	Santa Cruz South	Santa Cruz Sur	1,201	0.00	51	1.08	2.69	2.48
scs2	Santa Cruz South FW1	Santa Cruz Sur	24	0.05	7	0.86	1.52	1.76
scs3	Santa Cruz South FW2	Santa Cruz Sur	49	0.01	9	1.03	1.63	1.59
scs4	Santa Cruz South HW1	Santa Cruz Sur	17	0.01	2	0.45	0.52	1.14
por1	Porvenir North Fr	Porvenir Norte	10,087	0.00	3	0.58	0.67	1.15
v1	Santa Cruz	Santa Cruz	18,486	0.02	165	0.70	2.42	3.47

14.4.4 Capping

It is an industry standard practice to use capping to prevent the unreasonable over-projection of extreme grades (outliers) during resource modeling. Outliers can represent data belonging to a separate geologic domain and if possible, should be separated from the existing population and treated independently (Sinclair, 2002 p167). The idea to statistically examine the outliers within a population and to trim them to a lower grade value based on the results of the analyses. The coefficients of variation (CV) were examined for Au and Ag the Guanacevi data. The CVs range from 0.70 to 1.40 suggesting that the data will not be overly influenced by the presence of outliers. Nonetheless, capping was done to lessen the influence of any outliers. The procedure is performed on high grade values that are considered outliers and that cannot be correlated to another geologic domain. In the case of Guanacevi, the gold and silver populations were examined using decile analysis, histograms and probability plots.

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The use of these methods allows for a more objective approach to capping threshold selection. Following the guidelines of Parrish (1997), a decile analysis was performed on the grade distributions of Ag and Au for each vein domain to determine if special treatment of outliers was necessary.

Histograms and probability plots are reviewed to examine the nature of the upper tail of the distribution. A possible capping threshold is chosen from the probability plot at the location where the plot becomes erratic and discontinuous as higher grades depart from the main distribution.

Tables 14-7, 14-8 and 14-9 contain capping statistics.

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Table 14-7  Silver and Gold Vein Capped Assay Value

Vein	Silver Cap (g/t)	Gold Cap (g/t)
Milache	2000	5.00
Milache Hw	2000	5.00
El Curso South	2000	5.00
El Curso Center	2150	5.00
Santa Cruz South	1,800	6.00
Santa Cruz South FW1	1,800	6.00
Santa Cruz South FW2	1,800	6.00
Santa Cruz South HW1	1,800	6.00
Porvenir North Fr	no cap	no cap
Santa Cruz	2,000	4.00

Table 14-8  Capped Silver Summary Statistics within Veins

Silver Composite Statistics
Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
v1-mil1	Milache	Porvenir4	4,760	0.0	2000	324	456	1.41
mil2	Milache Hw	Porvenir4	2,095	0.0	2000	406	497	1.22
v1-ec	El Curso South	Porvenir4	1,679	0.5	2000	499	497	0.99
v1-ec	El Curso Center	Porvenir4	488	0.0	2150	357	518	1.45
scs1	Santa Cruz South	Santa Cruz Sur	1,201	0.5	1800	222	275	1.24
scs2	Santa Cruz South FW1	Santa Cruz Sur	24	2.8	783	150	190	1.26
scs3	Santa Cruz South FW2	Santa Cruz Sur	49	1.0	1240	119	176	1.47
scs4	Santa Cruz South HW1	Santa Cruz Sur	17	0.9	1800	177	340	1.92
por1	Porvenir North Fr	Porvenir Norte	10,087	0.3	2000	343	392	1.14
v1	Santa Cruz	Santa Cruz	7,571	0.0	1800	278	255	0.92

Table 14-9  Capped Gold Summary Statistics within Veins

Gold Assay Statistics
Code	Vein	Mine	Count	Minimum	Maximun	Mean	Std. Dev.	CV
			(n)	(g/t)	(g/t)	(g/t)
v1-mil1	Milache	Porvenir4	4760	0.00	5.00	0.72	1.06	1.48
mil2	Milache Hw	Porvenir4	2095	0.00	5.00	0.98	1.20	1.23
v1-ec	El Curso South	Porvenir4	1679	0.01	5.00	1.19	1.27	1.06
v1-ec	El Curso Center	Porvenir4	488	0.01	5.00	0.86	1.27	1.47
scs1	Santa Cruz South	Santa Cruz Sur	1201	0.00	6.00	0.79	1.06	1.35
scs2	Santa Cruz South FW1	Santa Cruz Sur	24	0.05	6.00	0.73	1.36	1.87
scs3	Santa Cruz South FW2	Santa Cruz Sur	49	0.01	6.00	0.94	1.26	1.34
scs4	Santa Cruz South HW1	Santa Cruz Sur	17	0.01	1.69	0.35	0.48	1.35
por1	Porvenir North Fr	Porvenir Norte	10087	0.00	3.00	0.58	0.67	1.16
v1	Santa Cruz	Santa Cruz	7571	0.00	7.90	0.57	0.71	1.24

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14.4.5 Variography

A variography analysis was completed to establish the continuity of silver and gold within the modeled veins.  Variography establishes the appropriate contribution that any specific composite should have when estimating a block volume value within a model.  This is performed by comparing the orientation and distance used in the estimation to the variability of other samples of similar relative direction and distance.

Variography was completed separately for silver and gold for each of the eight models at Bolañitos using Vulcan® software. EDR calculated experimental traditional variograms for the underground channel sample data and drillhole composite data. The drillhole composite data and chip sample data was combined into a single data set before variography. The channel samples are spaced approximately 2-3m apart along the underground development and comprise the bulk of the data. Drillhole data impacts areas on the fringes of development and down dip of development. Silver and gold variograms were modeled (Figure 14-7) for the Santa Cruz vein. Table 14-11 summarizes the variogram parameters used for the analysis for silver and gold. The search volume defined by the variogram models was used for all the veins estimated. The search ellipse defining the direction of maximum continuity. (Figure 14-8).

Figure 14-6  Santa Cruz Vein Variogram Models for Silver (left) and Gold (right)

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Figure 14-7  Silver Search Volume as Defined by the Variogram Model

Table 14-7  Summary of Silver and Gold Variogram Parameters

Vein	Variogram Model Type	Ag C0	Ag C1	Ag C2	Au C0	Au C1	Au C2	Major	Semi	minor	Azimut Elipsoid	Dip Elipsoid
Milache, Milache HW, El Curso South and Center	Spherical	0.30	0.35	0.35	0.30	0.35	0.35	100	75	30	255	-55
Santa Cruz South, Santa Cruz Sur FW1, Sante Crus Sur Fw2, Santa Cruz Sur HW1	Spherical	0.25	0.56	0.00	0.32	0.56	0.00	80	60	30	255	-75
Porvenir North Fr	spherical	0.32	0.56	0.00	0.34	0.56	0.00	80	45	30	255	-55
Santa Cruz and Provenir North	Spherical	0.32	0.56	0.00	0.34	0.56	0.00	80	45	30	255	-55

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14.4.6 Estimation Parameters

Comparisons were made with ordinary kriging ("OK") and Nearest Neighbor ("NN") methods.  The OK method was selected for reporting due to variance estimation and ore shot control data throughout the model.  The search ellipse parameters used for estimation are shown in Table 14-12.

Silver and gold grades were estimated in each vein by using a single search ellipse. The size, direction, and anisotropy of the search ellipse depended on the variography, number of composites, the number of mine levels sampled, and the practitioner's experience with similar resource estimates.

Estimation parameters for kriging plan are in Table 14-12.

Table 14-8  Estimation Parameters

Vein	Major	Semi	Minor	Azimut Ellipsoid	Dip Ellipsoid	Min Samples	Max Samples	Max Samples per Octant
Milache, Milache HW, El Curso South and Center	100.00	75.00	30.00	255.00	-55.00	2	24	3
Santa Cruz South, Santa Cruz Sur FW1, Sante Crus Sur Fw2, Santa Cruz Sur HW1	80.00	60.00	30.00	255.00	-75.00	2	24	3
Porvenir North Fr	80.00	45.00	30.00	255.00	-55.00	2	24	3
Santa Cruz and Provenir North	80.00	45.00	30.00	255.00	-55.00	2	24	3

14.4.7 Model Validation

The Guanaceví models were validated by the following methods:

  Comparison of the global descriptive statistics from the OK, NN, and composite data

  Swath plots

  Inspection of the ID block model on long section in comparison to the composite grades.

14.4.7.1 Comparison with Ordinary Krige and Nearest Neighbor Models

The OK and NN models were run to serve as comparison with the estimated results from the ID method.  Descriptive statistics for the ID method along with those for the OK, NN, and drillhole composites for gold and silver are shown in Tables 14-13 through 14-15, and 14-16 through 14-18, respectively.

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Table 14-9  Relative Differences Estimation

Vein	Mine	variable	M+I	M+I+I	dif rel
Milache HW Milache	Porvenir 4	AG_OK	342.00	283.07	0.21
		AG_NN	398.00	356.88	0.12
		AU_OK	0.91	0.73	0.26
		AU_NN	1.05	0.91	0.15
Vein	Mine	variable	M+I	M+I+I	dif rel
El Curso South, El Curso Center	Porvenir 4	AG_OK	517.13	503.51	0.03
		AG_NN	486.41	497.20	-0.02
		AU_OK	1.29	1.26	0.02
		AU_NN	1.23	1.23	0.00
Vein	Mine	variable	M+I	M+I+I	dif rel
Santa Cruz South Santa Cruz South FW1 Santa Cruz South FW2 Santa Cruz South HW1	Santa Cruz South	AG_OK	243.04	238.88	0.02
		AG_NN	229.58	249.69	-0.08
		AU_OK	0.78	0.72	0.08
		AU_NN	0.71	0.65	0.09
Vein	Mine	variable	M+I	M+I+I	dif rel
Porvenir North Porvenir North FR	Porvenir Norte	AG_OK	330.88	302.51	0.09
		AG_NN	NC	NC	NC
		AU_OK	0.56	0.50	0.12
		AU_NN	NC	NC	NC
Vein	Mine	variable	M+I	M+I+I	dif rel
Santa Cruz	Santa Cruz	AG_OK	280.35	279.20	0.00
		AG_NN	280.14	281.44	0.00
		AU_OK	0.55	0.62	-0.11
		AU_NN	0.56	0.64	-0.13

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Table 14-10 Silver Model Descriptive Statistical Comparison

Silver Statistics
Type	Vein	Count	Minimum	Maximun	Mean	Std. Dev.	CV
		(n)	(g/t)	(g/t)	(g/t)
com	Milache	4,760	0	2,000	324	456	1.41
ok	Milache	3,808	3	1,265	263	152	0.58
nn	Milache	3,808	1	2,000	270	325	1.20
com	Milache Hw	2,095	0	2,000	406	497	1.22
ok	Milache Hw	2,597	91	1,128	440	195	0.44
nn	Milache Hw	2,597	6	2,000	557	573	1.02
com	El Curso South	1,679	1	2,000	499	497	0.99
ok	El Curso South	9,995	3	1,966	517	241	0.42
nn	El Curso South	9,995	1	2,000	486	521	1.07
com	El Curso Center	488	0	2,150	357	518	1.45
ok	El Curso Center	3,760	24	1,300	357	220	0.62
nn	El Curso Center	3,760	24	2,000	278	502	1.80
com	Santa Cruz South	1,201	1	1,800	222	275	1.24
ok	Santa Cruz South	41,834	1	655	278	115	0.41
nn	Santa Cruz South	41,834	1	1,800	276	330	1.19
com	Santa Cruz South FW1	24	3	783	150	190	1.26
ok	Santa Cruz South FW1	9,390	1	322	139	58	0.42
nn	Santa Cruz South FW1	9,390	1	250	85	82	0.96
com	Santa Cruz South FW2	49	1	1,240	119	176	1.47
ok	Santa Cruz South FW2	29,882	9	354	174	81	0.46
nn	Santa Cruz South FW2	29,882	1	1,240	166	184	1.11
com	Santa Cruz South HW1	17	1	1,800	177	340	1.92
ok	Santa Cruz South HW1	11,226	1	578	218	104	0.48
nn	Santa Cruz South HW1	11,226	1	1,800	122	230	1.87
com	Porvenir North Fr	10,087	0	2,000	343	392	1.14
ok	Porvenir North Fr	12,807	3	969	331	128	0.38
nn	Porvenir North Fr	12,807	3	969	331	128	0.38
com	Santa Cruz	7,571	0	1,800	278	255	0.92
ok	Santa Cruz	13,558	3	2,842	280	163	0.58
nn	Santa Cruz	13,558	1	4,932	280	239	0.85

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Table 14-11 Gold Model Descriptive Statistical Comparison

Gold Statistics
Type	Vein	Count	Minimum	Maximun	Mean	Std. Dev.	CV
		(n)	(g/t)	(g/t)	(g/t)
com	Milache	4,760	0.00	5.00	0.72	1.06	1.48
ok	Milache	3,808	0.02	2.67	0.76	0.51	0.67
nn	Milache	3,808	0.01	5.00	0.75	0.90	1.21
com	Milache Hw	2,095	0.00	5.00	0.98	1.20	1.23
ok	Milache Hw	2,597	0.18	2.90	1.11	0.50	0.44
nn	Milache Hw	2,597	0.18	5.00	1.41	1.36	0.97
com	El Curso South	1,679	0.01	5.00	1.19	1.27	1.06
ok	El Curso South	9,995	0.02	4.77	1.28	0.67	0.52
nn	El Curso South	9,995	0.01	5.00	1.23	1.35	1.10
com	El Curso Center	488	0.01	5.00	0.86	1.27	1.47
ok	El Curso Center	3,760	0.05	3.17	0.85	0.56	0.66
nn	El Curso Center	3,760	0.01	5.00	0.59	1.21	2.06
com	Santa Cruz South	1,201	0.00	6.00	0.79	1.06	1.35
ok	Santa Cruz South	41,834	0.02	3.10	0.80	0.39	0.48
nn	Santa Cruz South	41,834	0.00	6.00	0.76	0.99	1.30
com	Santa Cruz South FW1	24	0.05	6.00	0.73	1.36	1.87
ok	Santa Cruz South FW1	9,390	0.02	1.76	0.51	0.24	0.48
nn	Santa Cruz South FW1	9,390	0.05	1.00	0.27	0.26	0.98
com	Santa Cruz South FW2	49	0.01	6.00	0.94	1.26	1.34
ok	Santa Cruz South FW2	29,882	0.04	2.49	0.92	0.57	0.62
nn	Santa Cruz South FW2	29,882	0.01	6.00	0.86	1.15	1.34
com	Santa Cruz South HW1	17	0.01	1.69	0.35	0.48	1.35
ok	Santa Cruz South HW1	11,226	0.01	0.80	0.34	0.14	0.42
nn	Santa Cruz South HW1	11,226	0.01	1.69	0.25	0.33	1.32
com	Porvenir North Fr	10,087	0.00	3.00	0.58	0.67	1.16
ok	Porvenir North Fr	12,807	0.02	1.54	0.56	0.23	0.41
nn	Porvenir North Fr	12,807	0.02	1.54	0.56	0.23	0.41
com	Santa Cruz	7,571	0.00	7.90	0.57	0.71	1.24
ok	Santa Cruz	13,558	0.02	3.83	0.54	0.42	0.76
nn	Santa Cruz	13,558	0.01	6.12	0.56	0.60	1.07

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The comparison of the different estimation methods with the averages of the composites was made with the measured and indicated resources. The nature of the inferred resources as well as the level of variance in the estimate involve errors of proportional effect in this comparison. Composite average calculations were ungrouped for comparison. The averages are normally between one ±10% within the global average of the samples. There are some cases that the estimate exceeds composites global mean more than 10%. Although there is a possible bias in the global mean, the estimation with the Ordinary Kriging is maintained and it is shown in the Swath plot that the local averages remain below the trends of the composites.

14.4.7.2 Swath Plots

The analysis Swath plots graphs were made through the vein reference plane in the block model. The dimensions evaluated were X and Y that represent the maximum directions of the body and the z coordinate represents the width of the vein. The local means in OK are coupled with the values of the composites with their smoothing component (Figure 14-9, 14-10, 14-11 and 14-12).

Figure 14-9  El Curso South Silver Swath Plot, the capping values on composites were used

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Figure 14-10  El Curso South Silver Swath Plot, the capping values on composites were used

Figure 14-11  El Curso South Gold Swath Plot, the capping values on composites were used

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Figure 14-12  El Curso South Gold Swath Plot, the capping values on composites were used

14.4.7.3 Sectional Inspection

A visual comparison of block grades with drillhole and channel composites was made in long section. The block models follow the grade trends in the data with higher variability in the areas of denser sampling and additional smoothing of the estimate as the distance from data increases. Figure 14-13 display silver and gold long sections, respectively. Each long section is zoomed to a scale for viewing of the Santa Cruz vein as estimated with the composites overlaying the block grades.

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Figure 14-8  Long Section view of Santa Cruz Vein Block Model showing the Estimated Silver Grades and Composites

14.5 Guanaceví Mineral Resource Statement

The categorization plan is based on the geological confidence established by the Guanacevi mine geologists and which is based on geological knowledge, grade variability, distance from the samples (important), diamond drilling and history of project production. The criteria for categorizing the resources can be seen in the table.

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Category	Classification Criteria
	Continuity	Representativity	Range
Measured	1/3 variogram range	At less 6 channel samples	25 X 10 X vein width
Indicated	2/3 variogram range	2 drillholes and channel samples inluence	50 X 20 X vein width
Inferred	1.5 variogram range	At less 1 drillholes	75 X 50 X vein width

Mineral resources are reported above a three silver equivalent grades for mines.  The cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví. EDR used a cutoff grade to test for reasonable prospects for economic extraction. Baseline assumptions for breakeven cutoff grade are based on Table 14-19:

Table 14-12  Cutoff Grade Assumptions for Guanaceví Mine

Mine	Milache	Santa Cruz Sur	El Curso / Porvenir
Ag $/oz	$16.51	$16.51	$16.51
Au $/oz	$1465	$1465	$1465
Recovery Ag	84.6%	84.6%	84.6%
Recovery Au	85.7%	85.7%	85.7%
Payable Ag	99.7%	99.7%	99.7%
Payable Au	99.7%	99.7%	99.7%
Mining Cost ($/tonne)	60.00	60.00	60.00
Processing Cost ($/tonne)	29.00	29.00	29.00
G&A Cost ($/tonne)	14.73	14.73	14.73
Transportation Cost ($/tonne)	1.71	1.71	1.71
NSR Royalty ($/tonne)	0.00	0.00	24.18
Government Precious Metals Royalty	0.5%	0.5%	0.5%
NSR Ag ($/gram)	0.45	0.45	0.45
NSR Au ($/gram)	40.03	40.03	40.03
Ag:Au Ratio	90	90	90
Mine Cutoff ($/tonne)	105.44	100.44	124.62
Mill Cutoff ($/tonne)	45.44	45.44	69.62

Mine Cutoff Grade (AgEq g/t)	237	225	280

Based on these assumptions, EDR considers that reporting resources with various cut off grades with respect to individual mines best represents reasonable prospects for economic extraction based on the current mining method and demonstrated recoveries.

14.5.1 VLP Mineral Resource Estimate

The VLP mineral resource presented in Table 14-20 is exclusive of the mineral reserves.

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Table 14-13  Polygonal Resource at the Guanaceví, Effective Date of December 31, 2020

Vein	Classification	Tonnes	Silver		Gold		Silver_Equivalent
			g/t	oz.	g/t	oz.	g/t	oz.
EPSILON-SOTO	Measured	0	0	0	0.00	0	0	0
	Indicated	57,349	336	619,124	0.56	1,037	381	702,044
	Measured + Indicated	57,349	336	619,124	0.56	1,037	381	702,044
	Inferred	153,850	597	2,953,840	1.17	5,795	691	3,417,409
Total EPSILON-SOTO		211,198	526	3,572,964	1.01	6,831	607	4,119,453
LA BLANCA MI NIÑA	Measured	0	0	0	0.00	0	0	0
	Indicated	58,766	276	522,098	0.63	1,189	327	617,181
	Measured + Indicated	58,766	276	522,098	0.63	1,189	327	617,181
	Inferred	0	0	0	0.00	0	0	0
Total LA BALNA MI NIÑA		58,766	276	522,098	0.63	1,189	327	617,181
TOTAL	Measured	0	0	0	0.00	0	0	0
	Indicated	116,115	306	1,141,222	0.60	2,225	353	1,319,225
	Measured + Indicated	153,850	597	2,953,840	1.17	5,795	691	3,417,409
	Inferred	153,850	597	2,953,840	1.17	5,795	691	3,417,409
Total GENERAL		269,964	472	4,095,062	0.92	8,020	546	4,736,634

14.5.2 3D Block Model Mineral Resource Estimate

The VLP mineral resource presented in Tables 14-21 is exclusive of the mineral reserves.

Table 14-14  3D Block Model Resource at the Guanaceví Mine, Effective Date of December 31, 2020

Vein	Classification	Tonnes	Silver		Gold		Silver_Equivalent
			g/t	oz.	g/t	oz.	g/t	oz.
A12 PRINCIPAL	Measured	0	0	0	0.00	0	0	0
	Indicated	0	0	0	0.00	0	0	0
	Measured + Indicated	0	0	0	0.00	0	0	0
	Inferred	19,090	456	279,897	1.18	726	551	337,939
Total A12 PRINCIPAL		19,090	456	279,897	1.18	726	551	337,939
EL CURSO CENTER	Measured	0	0	0	0.00	0	0	0
	Indicated	186,301	455	2,726,472	1.10	6,589	543	3,253,570
	Measured + Indicated	186,301	455	2,726,472	1.10	6,589	543	3,253,570
	Inferred	122,726	481	1,896,402	1.15	4,538	573	2,259,411
Total EL CURSO CENTRO		309,027	465	4,622,874	1.12	11,126	555	5,512,980

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El CURSO SOUTH	Measured	13,518	659	286,467	1.53	665	782	339,665
	Indicated	28,958	538	500,994	1.43	1,331	653	607,501
	Measured + Indicated	42,476	577	787,461	1.46	1,996	694	947,166
	Inferred	154,889	770	3,835,157	1.96	9,760	927	4,615,993
Total El CURSO SUR		197,365	728	4,622,618	1.85	11,757	877	5,563,159
El PORVENIR	Measured	19,542	409	257,065	0.72	452	467	293,254
	Indicated	68,253	340	746,579	0.53	1,163	383	839,621
	Measured + Indicated	87,795	356	1,003,643	0.57	1,615	401	1,132,875
	Inferred	62,305	341	683,053	0.51	1,022	382	764,781
Total FRISCO EL PORVENIR		150,100	350	1,686,696	0.55	2,637	393	1,897,657
MILACHE	Measured	7,233	384	89,200	0.89	207	455	105,757
	Indicated	2,871	246	22,724	0.88	81	317	29,223
	Measured + Indicated	10,104	345	111,924	0.89	288	416	134,980
	Inferred	31,857	316	323,213	0.97	993	393	402,693
Total MILACHE		41,961	323	435,137	0.95	1,282	399	537,673
MILACHE HW	Measured	5,398	440	76,371	1.10	191	528	91,644
	Indicated	1,112	366	13,093	0.93	33	441	15,752
	Measured + Indicated	6,510	427	89,464	1.07	224	513	107,396
	Inferred	43,910	323	456,036	0.82	1,158	389	548,647
Total MILACHE HW		50,420	337	545,500	0.85	1,382	405	656,043
SANTA CRUZ	Measured	41,680	351	470,316	0.70	938	407	545,359
	Indicated	107,688	279	967,350	0.67	2,320	333	1,152,927
	Measured + Indicated	149,368	299	1,437,667	0.68	3,258	354	1,698,285
	Inferred	132,517	364	1,550,453	1.03	4,388	446	1,901,521
Total SANTA CRUZ		281,885	330	2,988,119	0.84	7,646	397	3,599,806
SANTA CRUZ SUR	Measured	7,989	237	60,788	0.93	239	311	79,897
	Indicated	54,678	276	484,569	0.67	1,177	329	578,749
	Measured + Indicated	62,667	271	545,357	0.70	1,416	327	658,646
	Inferred	144,660	384	1,787,368	0.94	4,358	459	2,136,018
Total SANTA CRUZ SUR		207,327	350	2,332,725	0.87	5,774	419	2,794,664
TOTAL	Measured	95,360	405	1,240,207	0.88	2692	475	1,455,576
	Indicated	449,860	378	5,461,781	0.88	12,695	448	6,477,342
	Measured + Indicated	545,220	382	6,701,987	0.88	15,387	453	7,932,918
	Inferred	711,954	472	10,811,581	1.18	26,943	566	12,967,002
Total TOTAL		1,257,174	433	17,513,568	1.05	42,329	517	20,899,920

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14.5.3 Guanaceví Mineral Resource Statement

The mineral resources for the Guanaceví mine as of December 31, 2020, are summarized in Table 14-24. The resources are exclusive of the mineral reserves.

Table 14-15  Mineral Resource Estimate, Effective Date December 31, 2020

Classification	Tonnes	Silver		Gold		Silver_Equivalent
		g/t	oz.	g/t	oz.	g/t	oz.
Measured	95,360	405	1,240,207	0.88	2692	475	1,455,576
Indicated	565,975	363	6,603,002	0.82	14,920	428	7,796,568
Measured + Indicated	661,335	369	7,843,209	0.83	17,612	435	9,252,143
Inferred	865,804	495	13,765,421	1.18	32,737	589	16,384,411
TOTAL	1,527,139	440	21,608,629	1.03	50,349	522	25,636,554

1. Measured, Indicated and Inferred Mineral Resource cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for  Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 84.6% silver and 85.7% gold.

4. Silver equivalents are based on 80:1 silver: gold ratio

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

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15. MINERAL RESERVE ESTIMATES

Dale Mah, P. Geo, VP Corporate Development for Endeavour Silver is responsible for the mineral reserve estimate presented here. Mr. Mah is a Qualified Person as defined by NI43-101 and in not independent of EDR. The mineral reserve calculation was completed in accordance with NI 43-101, and has an effective date of December 31st, 202o. The mineral reserve estimate is based on the Santa Cruz Sur, Milache and El Curso areas of the mine and the ore stockpiles at the mill site.  Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established at the end of 2020 for mining in 2021 and beyond.  All of the stopes are within readily accessible areas of the active mining areas.  Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

15.1 CALCULATION PARAMETERS

Using the revised resources above the calculated cutoffs a mine plans was generated with sills and stopes designed as part of the reserve mine plan.  The parameters used to create the stopes are listed below;

Cutoff Grades:  237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and El Porvenir including the royalties payable.

  Minimum Mining Width:  0.8m.

  External Dilution Cut and Fill:  15%

  External Dilution Long Hole:  30%

  Silver Equivalent:  80:1 silver to gold

  Gold Price:  US $1,465/oz.

  Silver Price:  US $16.51/oz.

  Gold Recovery:  85.7%

  Silver Recovery:  84.6%

The stopes were only created with the updated Measured and Indicated mineral resource blocks which are above the calculated cutoff and therefore are considered to be economically viable. The Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by NI 43-101.

EDR also has ore grade stockpiles from current and past mining areas which are classified as part of the overall mineral reserve.  These stockpiles are used as blend feed into the plant.

15.1.1 Dilution and Mining Recovery

Dilution factors for Mineral Reserve Estimate calculations averaged 34.7% for Guanaceví applied to the Measured and Indicated resource blocks. For current operations dilution factors are based on vein width diluted to width of drive for lateral sill preparation (generally >30%) and stope external dilution calculations based on the mining method employed with factors of 15% for cut and fill mining and 30% for long hole mining. Mining recovery is assumed to be 93%.

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The global dilution and mining recovery factors at Guanaceví have varied over time depending on experience in reconciling estimated mine production with mill sampling.  Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, rock quality, mining method, extraction, and transport.  In 2020 the Guanacevi operations started using a Cavity Measuring System to monitor the effectiveness of planned extraction in long-hole mining which constituted the majority of mined mineral in 2020. The average dilution for 2020 in the measured stopes was 22.9%. Some stopes were not accessible due to safety reasons and were not measured; however, these stopes are not expected to affect the overall average.

15.1.2 Reconciliation of Mineral Reserves to Production

Production monitoring and reconciliation of mineral reserves are the ultimate activities by which the mineral reserve estimate can continuously be adjusted and refined.  The only valid confirmation of both the mineral resource and mineral reserve estimate is through appropriate production monitoring and reconciliation of the estimates with mine and mill production.  Proper reconciliation is required to validate the mineral reserve estimates and allows a check on the effectiveness of both estimation and operating procedures.  Reconciliations identify anomalies which may prompt changes to the mine/processing operating practices and/or to the estimation procedure.

The geology staff at Guanaceví prepare reconciliations of eight key indicators to actual production on a monthly basis.

BDG - BUDGET: A 12-month production plan used to forecast current year cash flows which is based on mineral resources in the long-term model (LTM).

LTM - LONG TERM MODEL: A production plan extending to a conceptual end of mine life based on mineral resources. The LTM is updated on an annual basis.

IMR - IN-SITU MINERAL RESOURCES: Total amount of in-situ mineral resources based on immediate accessibility and channel samples.

STP - SHORT TERM PLAN: A monthly production plan based on readily accessible in-situ mineral resources (IMR).

ORE - ORE RESERVE EXTRACTION: The amount of mineral reserves extracted in mining operations, as determined by the geology department. The amount of waste rock is also differentiated.

ROM - RUN OF MINE: The total mineral resources from underground development and stockpiles delivered to the processing plant.

THR - THROUGHPUT: Daily or monthly rate of total mineral resources processed by the processing plant. This includes ROM material and any material purchased from a third party.

PLT - PROCESSED BY PROCESS PLANT: The total amount of mineral resources processed by the process plant. (Table 15-2).

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In 2020, the total resources mined from underground is within the margins of compliance with the annual budget against that reported in the process plant. Small differences are due to changes in the mining sequence, and delays from the COVID-19 pandemic. LTM models are correctly predicting tonnage with 116% compliance, while IMR models are generally in-line.

Grade reconciliation in LTM models have proven to be more accurate than IMR models, with differences occurring due to some areas (El Curso) delivering higher grades than planned.

Monthly reconciliation of STP averaged 89% for tonnes, 128% for silver grades and 141% for gold grades (Table 15-2).

Table 15 2  Budget to Production Reconciliation

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15.2 Mineral Reserves

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters and conversion factor (dilution, mining recovery, plant recovery etc) as stated previously and utilizing Vulcan program to generate stope designs for the reserve mine plan.  The Vulcan stope designs are then used to design stopes on levels along with the required development for the final mine plans.  The Guanaceví Project mineral reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 45m either vertically or horizontally from development.

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Figure 15-1 and 15-2 shows reserve blocks depicted on a portion of a typical longitudinal section. Proven reserve blocks are shown in red, Probable reserve blocks are shown in green.  The mine planners have determined that extraction of the blocks is feasible given grade, tonnes, costs, and access requirement.

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LONGITUDINAL SECTION SANTA CRUZ SUR VEIN
NW 45° SE LOOKING AT 45° NE
R&R CATEGORY
1.PROVEN
2.PROBABLE
3.MEASURED
4.INDICATED
5.INFERRED
MINEOUT
DRILLHOLES
CONCESSION LIMIT
2469
1969
401750 N
402500 N

Figure 15-1  Santa Cruz Sur Vein Resource and Reserve Section

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Figure 15-2  Santa Cruz and El Porvenir Noth Vein Resource and Reserve Section

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15.3 Reserve Classification

The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2020 are summarized in Table 15-3.  The mineral reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 15-1  Proven and Probable Mineral Reserves, Effective Date December 31, 2020

Classification	Vein	Tonnes	Silver		Gold		Silver_Equivalent		Dilution
			g/t	oz.	g/t	oz.	g/t	oz.	%
Proven	El CURSO SUR	69,092	359	796,517	0.90	2009	431	957,227	38%
	MILACHE	6,333	242	49,204	0.69	141	297	60,486	35%
	MILACHE B1	5,770	407	75,561	1.04	193	491	91,005	35%
	SANTA CRUZ SUR	31,194	218	218,516	0.67	671	271	272,210	30%
	STOCK PILE	28,444	334	305,442	0.76	695	395	361,044	0%
Total Proven		140,832	319	1,445,240	1	3,709	385	1,741,971	35%
Probable	El CURSO SUR	525,763	426	7,200,253	1.08	18227	512	8,658,384	38%
	MILACHE	42,226	285	387,523	0.90	1222	357	485,271	35%
	MILACHE B1	29,491	286	271,557	0.77	727	348	329,712	35%
	SANTA CRUZ SUR	350,755	239	2,694,498	0.77	8643	300	3,385,922	30%
Total Probable		948,236	346	10,553,831	0.95	28,818	422	12,859,288	35%
Total Proven + Probable Reserves		1,089,068	343	11,999,071	0.93	32,527	417	14,601,259	35%

1. Cutoff Grades:  237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and Porvenir Norte including the royalties payable.

2. Minimum Mining Width:  0.8m.

3. External Dilution Cut and Fill:  15%

4. External Dilution Long Hole:  30%

5. Silver Equivalent:  80:1 silver to gold

6. Gold Price:  US $1,465/oz.

7. Silver Price:  US $16.51/oz.

8. Recovery:  85.7% silver and 85.4% gold

9. Mineral resources are estimated exclusive of and in addition to mineral reserves.

10. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

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15.4 Factors that may affect the Reserve Calculation

The Guanaceví operation is an operating mine with a relatively long history of production. The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Guanaceví Property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

  Mining assumptions,

  Dilution assumptions,

  Exchange rates,

  Changes in taxation or royalties,

  Variations in commodity price,

  Metallurgical recovery, and

  Processing assumptions.

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16. MINING METHODS

16.1 Mining Operations

Since January 1, 2007, EDR has been in control of the day-to-day mining operations at the Guanaceví Project. EDR assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

As of December 31, 2020, the Guanaceví mines project had a roster of 512 employees and an additional 413 contractors. The mine operates on two 10-hour shifts, 7 days per week, whereas the mill operates on a 24/7 schedule. The miners are skilled and experienced in vein mining and are currently unionized. There is an incentive system in place compensating personnel for attendance, safety and production. Technical services and overall supervision are provided by EDR staff. The mine employs geology, planning and surveying personnel and has detailed production plans and schedules. All mining activities are being conducted under the direct supervision and guidance of the mine manager.

16.2 Geotechnical Factors

The current four operating areas are all located on the regionally extensive Santa Cruz Vein structure. The vein is a high-grade silver-gold, epithermal vein deposit, characterized by low sulphidation geochemistry and adularia-sericite alteration. The Santa Cruz vein is the host of the silver and gold mineralization. It is oriented northwest and occurs principally within the Guanaceví Formation, with a preferred strike of N45°W and dips of between 50° and 55° to the southwest.

The footwall is generally unaltered andesite that has rock quality determinations (RQD) ranging from 80 to 100. This is competent ground that only occasionally requires additional support such as 6-foot spilt-set bolts or shotcrete.

The vein is a classic quartz vein that varies from 1 to 5m wide, with an average width of approximately 3m. The footwall contact is defined by a clear change of rock type from vein material to unaltered andesite. The hanging wall contact is typically defined by a clear structural boundary between the vein and the hanging wall rocks, with the contact usually defined as the Santa Cruz fault, a normal fault characterized by striations and fault gouge. The gouge material is typically white clay that can range from 5mm up to 2m in thickness. The vein is generally self-supporting over the entire width and requires no mechanical supports. When vein widths increase beyond 5m, some local support in the form of split-set bolts and welded wire mesh may be required. In some areas, post-mineral movement of the fault has caused some fracturing along the vein.

Rock conditions in the Milache, El Curso Central and El Porvenir areas are generally very good as described above, however, in the Santa Cruz Sur and El Curso Sur areas more difficult ground conditions can be encountered. In Santa Cruz Sur the vein and surrounding rock (both footwall and hanging wall) are impacted by cross cutting high angle faults and fracture sets which cause fracturing of the vein material and poor rock quality conditions in many areas. Generally, the ramp, cross cuts and sills in this area require installation of welded mesh and rock bolts with several areas requiring shotcrete also.

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The El Curso Sur area has the fault with strongly argillically altered material or gauge fill in the hanging-wall of the vein which causes significant stability issues in the extraction of the vein. The installation of cable bolts in the hanging wall is required in these situations to stabilize the hanging wall and ensure safe working conditions as well as control dilution in the long-hole stoping method employed here.

In both the El Curso Sur and Santa Cruz Sur areas the plan is to move to an Avoca open stoping methodology of extraction which requires backfilling stopes and provides more security and safety as the area of open stope or ¨span¨ is reduced significantly reducing stress in the surrounding rock. It also removes the need to retain crown pillars between levels.

16.3 Mining Method

Since 2013 long-hole stoping was introduced into the operations at Guanacevi. Over the last 2 years the Guanacevi mine has transitioned from an operation dominated by conventional cut and fill mining to one dominated by long hole stope methods.

The long-hole method increases production heights from typically 1.8m to up to 17m and at a reduced cost. Dilution and hanging wall failure is controlled using cemented 11m long fortifying cable bolts. Mining dilution has been estimated by EDR as variable with a minimum of 0.4m of over break dilution and a minimum operational width of 2.2m. Additional dilution is derived from the footwall especially in sill development, from occasional hanging wall failure and from re-mucking of floor fill. In general, dilution is estimated at being between 15% and 32%, while unrecoverable ore is estimated at approximately 5%. The dilution material in almost all cases is mineralized.

Cut-and-fill stope cuts are generally 15m long and 1.5 - 1.8m high, and long hole stopes are 15m long and 20m high (20m between levels measured floor to floor). Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The crosscuts are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

In the upper parts of the mine, stope access is by short (10m to 40m) crosscuts from the ramp to the vein/stope. These crosscuts are generally 3.5m by 3.5m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down in these crosscuts to maintain access until the crosscut reaches a maximum inclination of 15%.

Jackleg drills are used to mine in the stopes. Back cuts are taken 2m to 2.5m high via vertical up-hole drilling or by breasting. The broken material is mucked out using scoop trams (2 yard or 3.5 yard depending on vein width). Waste fill from mine development is placed in the stope by the same scoop trams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width, the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill.

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16.4 Mine Production

In 2020, the total ore production was approximately 22% from the Milache mine, 26% from the Santa Cruz Sur mine, 37% from the El Curso Sur Mine and 14% from El Porvenir. The following table summarizes the production at Guanacevi and shows the relevant production from each mine area.

	2020 Total	Milache	Santa Cruz Sur	El Curso	El Porvenir
Tonnage Processed	329,892	73,409	86,677	123,025	46,780
Ag Grade (g/t)	321	267	213	444	282
Au Grade (g/t)	0.86	0.67	0.82	1.15	0.52
AgEq Grade (g/t)	390	320	278	536	324
Ag Grade (g/t) in Situ	416	379	272	560	334
Au Grade (g/t) in Situ	1.26	0.9	1.1	1.8	0.61
AgEq Grade (g/t) In Situ	516	451	360	704	383
% Dilution	33.40%	43.50%	29.60%	38.40%	25.20%

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17. RECOVERY METHODS

The beneficiation plant at Guanaceví utilizes a standard process of dynamic leaching and Merrill Crowe process capable of processing 1,300 tons of ore daily.

17.1 Production

For the year ending December 31, 2020, silver production was 3,071,075 oz and gold production was 9,814 oz. Plant throughput for 2020 was 346,679 tonnes at an average grade of 314 g/t silver and 0.96 g/t gold while recoveries averaged 87.7% for silver and 91.7% for gold.

In 2020, the Guanaceví mill processed ore from the Milache, Santa Cruz Sur, Porvenir Cuatro Extension and El Curso orebodies. These areas replaced production from the lower grade Porvenir Norte and Santa Cruz orebodies, which are now closed.

17.2 Mineral Processing

The mill was originally built in 1970 by the Mexican government and was designed to custom mill ores from various mines in the district. Figure 17-1 is a partial view of the mill.

Figure 17-1  View of Leach Tanks and CCD Circuits

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The Guanaceví processing plant consists of the following circuits:

  Crushing: ore bins, conventional crushing with a 30"x42" jaw crusher, 24"x36" jaw crusher, a 4-foot secondary cone and 3-foot tertiary cone crushers, a 5'x10' vibrating screen (-½" to -5/8").

  Grinding: 5 ball mills, a 10.5'x12' Hardinge, two 7'x7.5' Denver, a 5'x 6' Fimsa ball mill and an Allis-Chalmers 5'x4'.

  Cyanidation and counter-current decantation (CCD) circuit: 16 leach tanks in two series (12 tanks of 20'x20' and 4 tanks of 30'x30').

  Merrill-Crowe circuit with 2 leaf clarifiers and one de-aeration tower.

  Refinery: two gas fired furnaces.

  Filtration: two filter presses, each with 131 plates of size 2,000x2,000 mm. Figure 18-3 is a view of the filter presses in operation.

  Filters for dry tailings, and

  Final disposal of filtered tailings.

The primary crushing circuit consist of the following process. Trucks loaded with ore from the mine arrive at the plant and are first weighed at the truck scale to keep track of the ore tonnage entering the plant. The trucks then dump the ore into the stockpile or into the feed hopper of the primary crusher. The primary crusher is a jaw crusher with a capacity to process 400 tons per hour and crushes the material to 4". The ore is stacked by a conveyor stacker in the patio area of the primary crusher. Material is then transported by truck to the coarse ore bins at the front end of the tertiary crushing stage.

The tertiary crushing circuit consist of the following process.  Material from the coarse ore bins is fed by apron feeder to the conveyor belts carrying the mineral to a screen for classification by size. The fine ore, -1/2", is fed directly to the fine ore bins. The mineral that does not pass the screen size is sent to the tertiary crushers. During 2015 the area was remodeled to increase production capacity. The upgrades include:

  Symons 4' crusher. Receives the larger mineral 4" or less.

  Telsmith 4' crusher. Receives material larger than 4". This also has the option of receiving a little finer product, 1½" or finer.

  Telsmith 3' crusher. Receives smaller fragments, 1" to ½".

  New FL Smith 20' x 6' screen.

The tertiary crushing circuit is a closed circuit meaning that the ore will be returned to the crushers as many times as necessary until it is reduced to a size of -1/2".  The final crushed material is stored in the fine ore bins to await further processing.

Material from the fine ore bins (material -1/2") is transported to the mills through conveyors. Sodium cyanide in solution is added to begin the extraction kinetics of the silver and gold particles.  Inside the ball mills the direct impact from the steel balls and the abrasive grinding of the steel balls on the ore combined with the action of the cyanide solution begin to leach the silver and gold from the ore.

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Pulp leaving the mills has a 70-75% solid density, this pulp is sent to one or more hydrocyclones where centrifugal forces separate the fine particles from the coarser material. During 2015 a new hydrocyclone battery tower was constructed inside the mill area. The pulp containing fine particles is then sent to the primary thickener.  This pulp has an average size of 60% passing 200 mesh, equivalent to 70 microns. The thick pulp or low flow from the hydrocyclones is returned to the mill to be processed again. This process is also a closed circuit, meaning that all ore must pass the desired particle size to exit the milling process. Fine solids passing 200 mesh are sent to the primary thickener tank where flocculating agents are added. The solids settle in the bottom of the tank where the pulp has a density of about 50%. These solids are pumped to the leach tanks. The clarified solution or overflow is sent to Merrill Crowe area. The leach process uses 16 lined agitator tanks in 3 circuits. Circuits #1 and #2 consist of 6 inline tanks. Each tank has a capacity of 178 m3. The #3 circuit consists of 4 tanks with capacity of 600 m3. Oxygen is injected into the first tank in each circuit to increase the kinetic reaction. Air is injected into the rest of the tanks in each circuit. The solution from the leaching tanks is processed in a counter-current decantation circuit through five thickeners. The pregnant solution goes to the Merrill-Crowe plant for clarification and precipitation of the silver and gold. The retention time in the leaching plant is about 72 hours.

The tailings filtration circuit was commissioned in May 2012 and is producing filtered tailings with moisture from 14% to 18%. The circuit consists of 2 filter presses supplied by DIEMME and each filter has 132 plates of size 2,000 x 2,000 mm. The filtration circuit is operated continuously with shutdowns only for maintenance. The filtered tailings to truck to the tailings pond, where the tailings is placed in lifts and compacted to meet specifications for stability.

In 2009, hydrated lime was switched to quicklime to reduce the consumption and reduce flocculent and diatomaceous earth consumptions in the pregnant solution clarification stages. There was not much improvement and flocculent and diatomaceous earth consumption did not decrease significantly.

In the refinery, two gas furnaces smelt the precipitate to produce Doré bars, which typically averages 92% silver and are shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver is sold through Auramet in London, England.

The assay laboratory utilizes wet assaying, fire assaying and atomic absorption methods. The laboratory does all of the assaying required for mill processing, as well as assaying mine and exploration samples. Duplicates and blanks are run on a regular basis, as well as check assays at outside laboratories. Procedural and operational aspects have been discussed in Section 11 of this report. The assay lab has fulfilled the ISO 9001 standard and has received recertification in October 2016.  A program for audits and certificate renewal is in place.

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18. PROJECT INFRASTRUCTURE

EDR has all of the necessary mine and mill infrastructure to operate the Guanaceví mines efficiently and operates within all the regulatory standards imposed on the project by the various government agencies. Figure 18-1 is view of the portal of the Porvenir 4 mine on the Guanaceví Project which now acts as the primary access to the currently operating El Curso and Milache mine areas.

18.1 Mine Pumping, Ventilation and Electrical

In the El Porvenir mine only shallower areas within the Frisco mining agreement are being mined. They are above the current water table maintained by pumping water from adjacent mining areas and therefore require no water pumping. Ventilation is provided by substantial natural airflow between the main access ramp and old workings which exist through to the surface.

Santa Cruz Sur is currently at the 2266 level as to date no water has been encountered and water is being brought by truck to a storage tank on surface for drilling and dust control. The Santa Cruz Sur ramp is served by 2 raises in the centre of the relatively narrow ramp both of which are used as extraction for mine ventilation with the ramp itself serving as the path for inflow of fresh air to the lowest levels of the mine. Ventilation is generally very good.

The Porvenir 4, El Curso and Milache mining areas are a contiguous section of the Santa Cruz Vein served by a single portal which was originally designed as the access for the southernmost Porvenir 4 mine area. Later this access was extended further north and deeper along the Santa Cruz Fault Structure to serve as access for the El Curso and Milache Mine areas also. An integrated ventilation system serves these areas and consists of raise bores in the southernmost Porvenir 4 area and the portal and ramp serving as inflow and two 8ft diameter raise bores at the northernmost extreme of the area in the Milache mine, one with the extractor fan serving as air extraction point, extracting approximately 230,000 CFM and the other as fresh air intake to create the ventilation system in this part of the Guanacevi mine. Dewatering of the El Curso and Milache areas occurs via a large pumping area and sump on the 2163 level. Four dewatering pumps pump at approximately 2,500 gpm and in-flow is approximately 1,800 gpm.  The water drainage system in this Porvenir 4, El Curso and Milache area is also an integrated design with the majority of water being pumped from the northermost deepest areas of the combined areas, that being the Milache Mine.

Electrical power for the mine is distributed by a series of substations connected to the public power grid, with additional underground transformers added as required. Backup substations are also available.

Electric power arrives at the mine site via 115 kV overhead transmission lines and is reduced by a 10-15-MVA transformer to 34.5 kV and distributed to the processor plant, Santa Cruz Sur mine surface, the Porvenir mine, Porvenir 4,  Milache mine at surface, and compressor station. The power is taken underground at the all mines at 4.16KV kV via the ventilation borehole to the principal underground transformers. Power is then distributed to portable underground mine transformers, where it is reduced further to 480 V. The Milache mine also has 1500 kW diesel generators capable of maintaining pumping, secondary ventilation in case of any power outage. The Santa Crus Sur mina has in installation process 1500KW diesel generator,

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Figure 18-1  Portal for the Porvenir 4 Mine

Table 18-1  Standby Mine Generators

Equipment	Type	Capacity	Location	Status
Generator 1	Caterpillar 3516	1,500 kW	Santa Cruz	No longer required, in maintenance
Generator 4	Caterpillar 3508	910 kW	Porvenir	Available
Generator 6	Caterpillar 3516	1,500 kW	Milache	Available
Generator 7	Caterpillar 3516	1,500 kW	Santa Cruz Sur	Commissioning

Compressed air is provided by eight (6-Operational and 2 standby) electric compressors installed on the surface. Compressed air is brought into the mine by a six-inch diameter pipe that passes down the principal ventilation borehole or the main access ramp and then branches up and down the ramps in four-inch diameter airlines, reducing two inch airlines that enter the individual working faces

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Equipment	Type	Capacity	Location	Status
Compressor 1	INGERSOL RAND SSR-EPE 300	1,363 CFM	Porvenir	Operational
Compressor 3	Twistair Joy (Denver) D25	1,200 CFM	Porvenir 4	Operational
Compressor 5	ATLAS COPCO GA200	266 HP	Piletas Milache	STANDBY
Compressor 8	SULLAIR 32/25-400 L AC AC	100/110 PSIG 400 HP	Porvenir	Operational
Compressor 11	ATLAS COPCO GA315	107 PSIG/363 HP	SANTA CRUZ SUR	Operational
Compressor 12	ATLAS COPCO GA110AP	1019 M3 / 148 HP/109 PSI	Porvenir 4	Operational
Compressor 13	ATLAS COPCO GA110AP	1019 M3 / 148 HP/109 PSI	Porvenir	Operational
Compressor 14	ATLAS COPCO GA110AP	1019 M3 / 148 HP/109 PSI	Porvenir 4	STANDBY

The maintenance and service facilities for the underground mobile equipment are located near the mine areas.

Tailings Dam

The tailings dam currently in use (Figure 18-2) was constructed using the centerline method and is completely lined. The process water is recycled back to the mill.

In 2010, a new access road around the tailings pond was completed. Construction began in 2011 on the installation of two filter presses with a capacity of 1,350 tonnes each of dry tailings (Figure 18-3).  Dry stacking of tailings allows the life of the tailings pond to be increased.

A storm water pond with a capacity 10,000 m3 was built on the top of the old Rosario tailings dam, located to the South of the cyanide leach plant (Figure 18-2 and 18-4).  Figure 18-5 shows the south water pond and water extraction wells which are recycled as process water.

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Figure 18-2  Aerial View of the Plant and Tailings Facilities of the Guanaceví Mines Project

Figure 18-3  Aerial Filtration Circuit Building (left); Two Diemme Filter Presses (right)

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Figure 18-4  View of the new Rosario Tailings Water Pond with Capacity 10,000 m3 (on the left); View of the Dry Stack Tailings Dam from the Northwest to Southeast (on the right)

Figure 18-5  View to Water Extraction Wells (left); and to the South, Water Pond (right)

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19. MARKET STUDIES AND CONTRACTS

EDR has neither a hedging nor forward selling contract for any of its products. As of the issue date of this report, EDR has not conducted any market studies, as gold and silver are commodities widely traded in the world markets. Due to the size of the bullion market, which in 2019 saw a demand for silver of 991.8 million ounces, EDR's activities will not influence silver prices (it produced 3.5 million ounces, or less than 0.5% of world demand).

EDR produces doré silver-gold bars which it then ships for further refining. The doré produced by EDR's Guanaceví mine is further refined by third parties before being sold as bullion (99.99% pure silver). To a large extent, silver bullion is sold at the spot price.

Table 19-1 summarizes the high and low average annual COMEX gold and silver price per ounce from 2000 to 2020.  For the purposes of this report, the resources and reserves are stated at the 2-year average metal prices for silver and gold as of August 31st, 2020.  The two-year averages are $16.51/oz for silver and $,465/oz for gold.

Table 19-1  Average Annual High and Low COMEX for Gold and Silver from 2000 to 2020 (prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	368.60	270.50	310.46	5.55	4.56	4.97
2001	310.00	256.60	273.30	5.10	4.03	4.40
2002	349.70	278.40	311.33	5.29	4.22	4.61
2003	417.20	322.20	364.13	5.99	4.35	4.89
2004	522.20	374.90	410.54	8.47	5.52	6.88
2005	634.80	491.40	532.94	9.88	6.89	7.86
2006	873.90	629.80	720.60	15.35	9.79	12.11
2007	910.40	701.20	782.30	16.65	12.50	14.52
2008	1038.80	715.20	904.68	21.32	8.85	15.37
2009	1218.30	814.30	977.90	19.33	10.47	14.72
2010	1553.40	1052.20	1248.46	30.92	14.83	20.29
2011	1899.50	1333.70	1582.70	48.59	26.80	35.29
2012	1798.60	1538.70	1672.34	37.31	26.29	31.23
2013	1693.20	1194.30	1409.57	32.44	18.55	23.86
2014	1379.20	1145.60	1268.52	22.28	15.53	19.25
2015	1303.60	1056.90	1162.09	18.45	13.79	15.75
2016	1380.20	1078.20	1260.33	20.92	13.74	17.29
2017	1370.40	1163.20	1266.59	18.55	15.40	17.11
2018	1365.20	1177.10	1269.97	17.68	13.95	15.79
2019	1571.80	1281.00	1418.60	19.68	14.62	16.43
2020	2058.40	1477.90	1778.70	29.26	11.77	20.70

Over the period from 2000 to 2011, world silver and gold prices have increased significantly. This had a favorable impact on revenue from production of most of the world's silver mines, including the Guanaceví Project.  Between 2011 and 2014 there has been a consistent reduction in the silver and gold prices, followed by 4 years of relatively flat prices. Beginning in 2019 and to the end of 2020, precious metals prices have recovered as gold reached all-time highs.

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EDR has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. EDR has a policy of not hedging or forward selling any of its products.

The doré produced by the Guanaceví mill typically averages 93.5% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón, or to Republic Metal in Miami, and the refined gold and silver is sold through Peñoles in Terreon, Mexico.

In addition to its own workforce, EDR has a number of contract mining companies working on its mine sites focused principally in development of underground access tunnels and ramps. Table 19-2 is a summary of the main contracts that EDR has in place at the Guanaceví Mines Project.

Table 19-2  Contracts Held by the Guanaceví Project

Contract Description	Contracting Organization	Date-Expiry/ Renewal	last expiry	DATE renewal
Mining Contractor	Campos Hernandez Contratistas Mineros, S.A. de C.V. (CAHECOMI)	07-mar-18	31-dic-20	30-jun-21
Surface haulage	Roberto Arzola Castro, Marisol Vazquez Rivera, Alejandro Alberto Cazares Arzola, Silvia Margarita Alanis Mariscal, Juan Armando Flores Barraza y Jose Evaristo Rivera Macho	29-Dec-18	28-feb-21	28-feb-23
Haulage underground to surface	Roberto Arzola Castro, Marisol Vazquez Rivera, Alejandro Alberto Cazares Arzola, Silvia Margarita Alanis Mariscal, Juan Armando Flores Barraza y Jose Evaristo Rivera Macho	29-Aug-18	28-feb-21	28-feb-23
Haulage surface plant area	Magdalena Vazquez Duran, Jose Gabriel Velazquez Martinez, Jose Evaristo Rivera Macho, Edgar Ruben Velazquez Cisneros y Luis Antonio Rivera Nuñez	29-nov-18	28-feb-21	28-feb-23
Equipment Contracting	Arrendamiento de Maquinaria, S.A. de C.V.	Valid & Updating	28-feb-21	28-feb-23
Road Watering	Marisol Vazquez Rivera Gutierrez	Valid & Updating	15-feb-21
Waste Material Removal	Carmina Manuela Ayala Arzola	31-Aug-17	26/04/2019
Security and Surveillance Services	Hammer Seguridad Privada, S.R.L. de C.V.	12-Dec-17

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The Guanaceví Mining Unit maintains a collective bargaining agreement with the National Mining Workers Union. This agreement is for an indefinite term and has a yearly general salaries revision each April.

Third party contractors have been engaged to carry out civil engineering works in the Guanaceví Mining Unit. As of 2020 some have been engaged for works to be carried out in the mid - long term range, but most are engaged for works in the short-term range. They are hired on a case by case basis.

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Guanaceví Project	Environmental Studies, Permitting & Social or Community Impact

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 Environmental Sustainability

Guanaceví operates under the policy of zero industrial discharges into the environment. Surface water in the tailings disposal facilities are pumped back into the process.  Running water in the intermittent streams within the property is tested for mineral elements and contaminants.  Some water pumped from the underground workings is discharged in the water storage reservoir at the surface.

The following aspects are treated with special care by EDR as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, Guanaceví has established strict procedures of operation and monitoring in accordance with accepted standards.

  The tailings dams require strict environmental and operation control because the proximity to the Guanaceví community represents a risk.

  Testing for water pollutants into rivers near the tailings dams.

  Testing of discharge sewage pollutants.

  Water recovery in tailings dams is to be returned to the plant for processing.

  Testing of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

20.2 Closure Plan

The Guanaceví closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities (Table 20-1).

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Table 20-1  Reclamation Budget

Facilities	Item	US$
Underground Mines	Surface Roads	36,000
	Santa Cruz Area	98,000
	North & El Porvenir	108,000
	La Prieta	5,000
	Porvenir Dos	47,000
	Porvenir 4	52,000
	La Peleya	2,000
	Stockpile/Colonia	67,000
Sub-Total		415,000
Milling and Cyanidation Plant	Plant Site	76,000
	Crushing Area	94,000
	Milling Area	74,000
	Cyanidation Area	160,000
	Precip/Foundry Area	139,000
	Related Facilities	239,000
Sub-Total		782,000
Tailings Dams	NW Area	205,000
	East Area	26,000
	South Area	32,000
Sub-Total		263,000
Administrative Personnel		323,000
Sub-Total		323,000
Support Services	Post Closure Costs	308,000
Sub-Total		308,000
Grand Total		2,091,000

20.3 Permitting

EDR holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations as well as several projects on the Guanaceví Project.

Tailings ponds were constructed at Guanaceví before environmental legislation was approved in 1998 (La Ley General del Equilibrio Ecológico y la Protección al Ambiente), as a result Guanaceví was not required to apply for permits for these facilities. For pre-existing facilities, a mining company must get an update permit whenever there is a change in the processes, capacities, or facilities. Permits are issued by the Secretaría de Medio Ambiente y Recursos Naturales (Semarnat) - Ministry of the Environment and Natural Resources. An annual operation card must be presented to Semarnat at the end of each year.

Table 20-2 lists the existing relevant permits governing the mining and milling operations.

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Table 20-2  Summary of Environmental and Mining Permits for the Guanaceví Project

20.4 Social and Community Impact

EDR considers nearby communities as important stakeholders and, as such, EDR pays special attention to their concerns as well as requests for support.  A good neighbor and open-door policy characterizes the relations with the eleven communities inside and around the area of operations.  A company representative interacts with the local authorities frequently.

According to the population and housing census of 2010, the inhabitants in the Guanacevi Municipality were 10,149 but more recently, 2020, the updated census recorded the Municipality with a population of 9,869 a reduction of 2.8% in total.

Guanacevi has developed a Community Engagement System that aims to manage the relationships and interactions with the community. The system establishes clear procedures for:

• Managing our impacts

• Promoting development through community investment and partnerships

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• Building trust with our neighbours through ongoing and open communication

• Following-up on commitments

We have a Grievance Mechanism in place to ensure local communities have a voice. It is designed to be objective, accessible, and transparent, and is aligned with the standards of the International Finance Corporation and the United Nations Guiding Principles on Business and Human Rights

Every year, since 2014 has received the annual distinction of "Empresa Socialmente Responsable" (Socially Responsible Company), from the Mexican Center for Philanthropy (CEMEFI).

Guanaceví has a Community Investment policy based on community development focused on the following key areas of need:

  Education (Scholarships, school facilities, teaching material, etc.)

  Employability (trades workshops, material to start small businesses, assessment to establish small businesses, etc.)

  In collaboration with the government, community or indigenous group, we support:

    Health and Infrastructure for public services (such as drinking water, sewage, waste management, street lighting, road maintenance, recreational spaces, police or fireman services or any other that is the government ́s responsibility). Endeavour will aim to contribute up to 50% of the total investment with the government, community or indigenous group leading the initiative.

    Cultural or community events that promote traditions and integration of the community.

2020 has been a very tough year for isolated rural communities during the COVID 19 pandemic. In Mexico medical facilities in state capitals were inundated and operating at or near capacity. Many of the identified shorter term (emergency) needs of the community in 2020 revolved around implementation of COVID 19 protocols and enabling the community to stay safe by avoiding COVID 19 or looking after those who contracted COVID 19 by providing medical attention and oxygen which was in short supply in Mexico at key junctures of 2020. Some of the initiatives of EDR in the local community include:

  "Silver Tablet" Program, the objective is to provide the technological tools to 200 primary and secondary school children who are studying in the surrounding communities, it consists of a social investment of 1,200,000 pesos.

  Community scholarship program 2020-2021, which seeks to reduce school dropouts, having an investment of 115 thousand pesos per year.

  Skill development workshops, we seek the development of skills and abilities for job diversification.

  Loan in free loan of an ambulance equipped in trauma for transfers.

  750 kits for Covid-19 prevention, seeking to provide the vulnerable population with the necessary supplies for the mitigation and spread of covid-19

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  Disposable material, it seeks to donate material that is not useful for the mine, which should be used for your home, and under no circumstances can it be sold by the beneficiaries.

  Supports for religious festivals. It is intended to participate actively in the traditions and culture of the community in which the operations are installed.

  Collaboration with municipal health centers for comprehensive care of the pandemic, supporting the different sectors with supplies such as gel, face masks, sanitizer, sanitizing machines, oxygen tanks, thermometers, etc.

As a company, EDR works in coordination with the municipal government to promote cultural activities in the communities. The company has a cultural center open to the public where workshops of handicrafts, music, and painting are conducted. In addition, EDR promotes the realization of festivals, theater plays, and cinema for children and adults, and facilitates transportation of students to civic and cultural events and sports competitions.

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Guanaceví Project	Capital and Operating Costs

21. CAPITAL AND OPERATING COSTS

21.1 Capital Costs

In 2020, EDR's Guanaceví Project consisted of a modest size underground mining operation with a processing capacity of 1,200 tonnes per day. The 2020 actual and 2021 planned capital costs for the Guanaceví Project are summarized in Table 21-1. For 2021, EDR has budgeted of US $9.5 million for capital projects at Guanaceví.

The 2021 budget includes all planned capital expenditure for Guanaceví with the exception of regional exploration. An additional US $2.0 million is planned on exploration drilling at Guanaceví.

Table 21-1  Capital Costs for the Guanaceví Mine

Description	Actual 2020 Costs (US$)	Planned 2021 Costs (US$)
Mine Development	8,421,265	7,181,929
Mine Equipment	3,488,332	4,327,680
Plant Equipment/Infrastructure	463,767	2,227,000
Tailings Storage Facility	Nil	1,495,600
Vehicles	147,747	265,000
Office and IT	247,127	530,960
Buildings	220,303	635,589
Total	12,988,541	16,663,758

21.2 Operating Costs

The cash operating cost of silver produced at the Guanaceví mines project in fiscal year 2020 was $10.44 per oz, compared to $15.87 in 2019.  Cash operating cost per ounce of silver is calculated net of gold credits and royalties.  On a per tonne of ore processed basis at the Guanaceví mines, the cash operating costs in 2020 averaged US $ 102.31 per tonne, compared to US $127.11 in 2019.

Table 21-2 summarizes operating cost by department before adjustment for finished goods.  The planned estimated cost per ton of ore mined for 2017 is also presented in Table 21-2.

Table 21-2  Operating Costs for the Guanaceví Mine

Department	Actual 2018 (US$/t)	Actual 2019 (US$/t)	Actual 2020 (US$/t)	Planned 2021 (US$/t)
Mining	82.97	80.41	51.96	45.66
Processing	28.32	29.66	32.88	31.65
G&A	15.01	17.04	17.47	22.26
Total	126.31	127.11	102.31	99.57

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Guanaceví Project	Economic Analysis

22. ECONOMIC ANALYSIS

EDR is a producing issuer as defined by NI 43‐101. An economic analysis has been excluded from this technical report as the Guanaceví mine is currently in production and this technical report does not include a material expansion of current production.

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Guanaceví Project	Adjacent Properties

23. ADJACENT PROPERTIES

The Guanaceví Project is located within the Guanaceví mining district, which hosts a number of historically productive mines and in which mining has been carried out for more than 450 years. While a majority of the past producers in the district are located on quartz veins similar or related to those located on the mine property, there are no immediately adjacent properties which might materially affect the interpretation or evaluation of the mineralization or exploration targets of the Guanaceví Project.

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Guanaceví Project	Other Relevant Data and Information

24. OTHER RELEVANT DATA AND INFORMATION

This report summarizes all data and information material to the Guanaceví Project as of December 31, 2020. The QP is not aware of any other relevant technical or other data or information that might materially impact the interpretations and conclusions presented herein, nor of any additional information necessary to make the report more understandable or not misleading.

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Guanaceví Project	Interpretation and Conclusions

25. INTERPRETATION AND CONCLUSIONS

EDR's Guanaceví Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.

Since EDR took control of the Guanaceví mines Property, new mining areas have enabled EDR to increase production by providing additional sources of mill feed.  EDR's operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

25.1 December 31, 2020 Mineral Resource Estimate

The mineral resources for Guanaceví mine as of December 31, 2020, are summarized in Table 25-1. The resources are exclusive of the mineral reserves.

Table 25-1  Mineral Resource Estimate, Effective Date December 31, 2020

Classification	Tonnes	Silver		Gold		Silver_Equivalent
		g/t	oz.	g/t	oz.	g/t	oz.
Measured	95,360	405	1,240,207	0.88	2692	475	1,455,576
Indicated	565,975	363	6,603,002	0.82	14,920	428	7,796,568
Measured + Indicated	661,335	369	7,843,209	0.83	17,612	435	9,252,143
Inferred	865,804	495	13,765,421	1.18	32,737	589	16,384,411
TOTAL	1,527,139	440	21,608,629	1.03	50,349	522	25,636,554

1. Measured, Indicated and Inferred Mineral Resource cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for  Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanaceví.

2. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3. Metallurgical recoveries were 84.6% silver and 85.7% gold.

4. Silver equivalents are based on 80:1 silver: gold ratio

5. Price assumptions are $16.51 per ounce for silver and $1,465 per ounce for gold for resource cutoff calculations.

6. Mineral resources are estimated exclusive of and in addition to mineral reserves.

For the year end 2020 there was an increase of 387,139 measured and indicated tonnes from the 2015 reported resources and an increase of 87,800 inferred tonnes.  The increase is mainly attributed to drilling defining more tonnes in the El Curso area. This drilling is ongoing, and more resources being defined.

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25.2  December 31, 2020 Mineral Reserve Estimate

The mineral reserves for the Guanaceví mine as of December 31, 2020, are summarized in Table 25-2. The reserves are exclusive of the mineral resources.

Table 25-2 Mineral Reserve Estimate, Effective Date December 31, 2020

Classification	Vein	Tonnes	Silver		Gold		Silver_Equivalent		Dilution
			g/t	oz.	g/t	oz.	g/t	oz.	%
Proven	El CURSO SUR	69,092	359	796,517	0.90	2009	431	957,227	38%
	MILACHE	6,333	242	49,204	0.69	141	297	60,486	35%
	MILACHE B1	5,770	407	75,561	1.04	193	491	91,005	35%
	SANTA CRUZ SUR	31,194	218	218,516	0.67	671	271	272,210	30%
	STOCK PILE	28,444	334	305,442	0.76	695	395	361,044	0%
Total Proven		140,832	319	1,445,240	1	3,709	385	1,741,971	35%
Probable	El CURSO SUR	525,763	426	7,200,253	1.08	18227	512	8,658,384	38%
	MILACHE	42,226	285	387,523	0.90	1222	357	485,271	35%
	MILACHE B1	29,491	286	271,557	0.77	727	348	329,712	35%
	SANTA CRUZ SUR	350,755	239	2,694,498	0.77	8643	300	3,385,922	30%
Total Probable		948,236	346	10,553,831	0.95	28,818	422	12,859,288	35%
Total Proven + Probable Reserves		1,089,068	343	11,999,071	0.93	32,527	417	14,601,259	35%

1. Cutoff Grades:  237 g/t AgEq for Milache; 225 g/t AgEq for Santa Cruz Sur and 280 g/t AgEq for El Curso and Porvenir Norte including the royalties payable.

2. Minimum Mining Width:  0.8m.

3. External Dilution Cut and Fill:  15%

4. External Dilution Long Hole:  30%

5. Silver Equivalent:  80:1 silver to gold

6. Gold Price:  US $1,465/oz.

7. Silver Price:  US $16.51/oz.

8. Recovery:  85.7% silver and 85.4% gold

9. Mineral resources are estimated exclusive of and in addition to mineral reserves.

10. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

For the year end 2020 there was an increase of 233,200 tonnes from the 2019 reported reserves.  The increase is attributable to exploration drilling success in the El Curso area; exploration drilling is ongoing.

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Guanaceví Project	Interpretation and Conclusions

25.3  Conclusions

The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Guanaceví Property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

A major change in ore metallurgy during the life of the current reserves is very unlikely, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

Areas of uncertainty that may materially impact the Mineral Resources and Reserves and subsequent mine life presented in this report include the following:

• Mining assumptions

• Dilution assumptions

• Exchange rates

• Changes in taxation or royalties

• Variations in commodity price

• Metallurgical recovery

• Processing assumptions

The QP considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014.  These resources and reserves form the basis for EDR's ongoing mining operations at the Guanaceví Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources.  There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

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Guanaceví Project	Recommendations

26. RECOMMENDATIONS

Outside of the currently known reserve/resource areas, the mineral exploration potential for the Guanaceví mines is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and the QP considers there to be reasonable potential of discovering new veins and splays besides those that are currently mapped.

An exploration budget has been developed for 2017 and discussed in the following section.

26.1 Exploration Program

Exploration budgets for Guanaceví are approved for 11,500 meters of drilling during 2021 and 200 meters of development crosscuts.  Table 26-1 summarizes the planned 2021 exploration budget for Guanaceví.

Only underground diamond drilling is planned for 2021, with the objective to continue defining the mineralized body (Santa Cruz vein) in the El Curso claim, in addition in-fill drilling program in the deep part of Milache and also to test the deep part of Santa Cruz South, in order to guide development and mining

Table 26-1  Guanaceví 2021 Exploration Budget

Project Area	2021 Program	Budget
	Metres	US $
Underground Exploration Drilling
El Curso - Milache - Santa Cruz South	11,500	1,725,000
Development (CrossCut)		300,000
Subtotal	11,500	2,025,000

Total	11,500	2,025,000

26.2  Geology, Block Modeling, Mineral Resources and Reserves

It is recommended that the continuation of the conversion of all resources into reserves from 2D polygons to 3D block models be continued.  Since 2016, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

Currently EDR utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations.  HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results.  The chip and muck samples should be used to develop the production model.  This will help in keeping data densities consistent in each modeling effort and allow another level into the reconciliation process to compare modeling results.

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Guanaceví Project	Recommendations

Although the reconciliations conducted by EDR show good comparisons on planned values versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models.  By comparing the LOM plan on a monthly basis to the plant production, the actual physical location of the material mined may be different in the plan versus the actual area that was mined.  Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill.  The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models.  The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances.  On a yearly basis, the mill production should be reconciled to the final doré shipments and resulting adjustment factors should be explained and reported.

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Guanaceví Project	References

27. REFERENCES

Aberger, B.R., and Eimon, P.L. (1983). Conceptual Models of Epithermal Precious Metal Deposits, in Shanks, W.C. III, ed., Cameron Volume on Unconventional Mineral Deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205.

Bordeaux, Albert F.J. (1908). The Silver Mines of Mexico, Transactions of the American Institute of Mining Engineers, Volume XXXIX (1908) 1909, pages 357 to368.

Buchanan, L. J. (1981). Precious Metal Deposits Associated with Volcanic Environments in the Southwest, Arizona Geologic Society Digest, Vol. XIV, Relations of Tectonics to Ore Deposits in the Southern Cordillera, ed. By Dickenson, W. R. and Payne, W. D.

Corbett, G.J. Leach, T.M. (1996). Southwest Pacific Rim Gold - Copper Systems: Structure, Alteration and Mineralization, Workshop manual, 185 p

Devlin, B.D. (2008). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico.

Endeavour Silver. (2008). Endeavour Silver Corp. Management Discussion and Analysis for the Year Ended December 31, 2007, Draft Copy, 23 p.

Hard Rock Consulting LLC (2016). NI 43-101 Technical Report: Updated Mineral Resource and Mineral Reserve Estimates for the Guanaceví Project, Durango State, Mexico.

Hollister, F.V. (1985) Discoveries of Epithermal Precious Metal Deposits: AIME, Case Histories of Mineral Discoveries, V.1, pp. 168.

Lewis, W.J. Leader, R.J. and Mukhopadhyay, D.K. (2007). NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Mines Project, Durango State, Mexico, 103 p.

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